



The InterGroup Corporation

ANNUAL REPORT

Fiscal Year Ended June 30, 2010

MESSAGE FROM THE CHAIRMAN

Dear Shareholders:

In a difficult economic environment, InterGroup recorded a net loss of $2,549,000, resulting in a net loss per share attributable to InterGroup of $1.07 for its fiscal year ended June 30, 2010. For its fiscal year ended June 30, 2009, the Company recorded net income of $389,000, resulting in net income of $.16 per share attributable to InterGroup. Despite the difficult economic climate, the Company was able to increase its operating income in fiscal 2010 by reducing operating expenses and improving efficiencies.

HOTEL OPERATIONS

As a result of the outstanding efforts of our management team lead by Geoffrey Palermo, Managing Director of Justice Investors, and Kevin O'Brien, our Hotel General Manger, working in conjunction with the members of Portsmouth's Hotel Committee, we were able to increase the operating income of our Hilton San Francisco Financial District hotel property (the "Hotel") despite historic recessionary conditions in the hotel industry. For the fiscal year ended June 30, 2010, the Hotel generated income from operations of $512,000, before interest expense, on operating revenues of $32,680,000 compared to operating income of $151,000, before interest expense, on operating revenues of $32,821,000 for the fiscal year ended June 30, 2009. While room revenues decreased by $389,000, and food and beverage revenues decreased by $208,000, compared to fiscal 2009, those declines were partially offset by a $403,000 increase in garage revenues due to the termination of the garage lease and the integration of those operations into those of the Hotel. Operating expenses also decreased due to the one-time loss on the termination of the garage lease incurred in fiscal 2009. As a result, we were able to reduce the net loss from hotel operations to $2,390,000 in fiscal 2010 from $2,722,000 in fiscal 2009. These amounts include depreciation and amortization expense of $4,890,000 for fiscal 2010 and $4,600,000 for fiscal 2009.

The decrease in room revenues was primarily attributable to a decline in average daily room rates to $143 in fiscal 2010 from $157 in fiscal 2009 as hotels in the San Francisco market continued to reduce room rates in an effort to maintain occupancy levels in a very competitive market. Most hotels were forced to adopt this strategy due to a severe reduction in higher rated corporate and group business travel, which was displaced by discounted business from Internet channels. Food and beverage revenues were similarly impacted as cuts in business travel, corporate meetings and events resulted in lower banquet and catering business. However, due to increased sales and marketing efforts in the face of difficult economic conditions, we were able to boost occupancy rates to 87% in fiscal 2010 from 81% in fiscal 2009.

The challenge we continue to face in this difficult economy and highly competitive market is to find ways to generate higher room rates and improve operating efficiencies. During fiscal 2010, the guest rooms of the Hotel were upgraded with greater entertainment options, such as advanced flat panel television systems. As part of the Hotel's continuing efforts to be socially responsible, we have installed many new energy savings controls and devices to support the concept of a greener world while also reducing our operating costs. This approach is consistent with our philosophy that 'doing good makes good business (cents) sense.' Moving forward, we will also focus on cultivating more international business, especially from China, and capturing a higher percentage of corporate and group travel. During the last quarter of fiscal 2010, we saw a modest improvement in business travel that appears to be continuing into fiscal 2011. If that trend continues, it should translate into an increase in room revenues and profitability. Management will continue to explore new and innovative ways to differentiate the Hotel from its competition, enhance the guest experience and attract new guests to the Hotel at higher room rates.

REAL ESTATE OPERATIONS

Through the dedicated efforts and strong commitment of David Gonzalez, our Vice President Real Estate, we were able to increase income from real estate operations to $4,338,000, before interest expense, on operating revenues of $12,155,000 for fiscal 2010, compared to income from operations of $4,328,000, before interest expense, on operating revenues of $12,787,000 for fiscal 2009. While real estate revenues declined by $632,000 in fiscal 2010, Management was able to increase operating income by reducing real estate operating expenses by $642,000 compared to fiscal 2009 through the implementation of programs which improve operating efficiencies. As a result of these efforts and lower interest rates, net income from real estate operations increased to $1,152,000 in fiscal 2010 from $947,000 in fiscal 2009. These amounts include depreciation and amortization expense of $1,960,000 for fiscal 2010 and $2,122,000 for fiscal 2009.

One significant cost savings step was Management's decision to terminate its third party management agreement for its remaining properties located outside of California and bring management back in-house. The Company also directly manages its two California commercial properties, in order to further reduce our real estate operating expenses. During fiscal 2010, we also leased our Company-owned corporate office building and relocated to a smaller leased space, resulting in additional savings during the current fiscal year, which will continue over the terms of the leases. Management continues to review and analyze the Company's real estate operations to improve occupancy and rental rates, reduce expenses and improve operating efficiencies. Management refinanced several of the Company's properties at lower interest rates. Coupled with a decrease in some variable interest rate loans, we were able to reduce real estate interest expense by $195,000. We will continue to take advantage of a favorable interest rate environment to refinance other properties with fixed rate mortgages to guard against future interest rate risks and inflationary concerns.

DISCONTINUED OPERATIONS

As of June 30, 2010, the Company had listed for sale its 249-unit apartment complex located in Austin, Texas, and its 132-unit apartment complex located in San Antonio, Texas. These properties are classified as held-for-sale on the Company's consolidated balance sheet, with the operations of these properties classified under discontinued operations in the consolidated statements of operations. For fiscal 2010, the Company had income from discontinued operations of $108,000 and $176,000 in fiscal 2009. These real estate sales are part of the Company's continuing overall strategy to sell-off non-strategic assets and properties that we consider to have reached their economic maturity or market conditions favor their disposition.

INVESTMENTS

In fiscal 2010, the Company had a loss from investment transactions of $3,344,000 compared to income from investment transactions of $3,851,000 in fiscal 2009. Included in those amounts are a net loss on marketable securities of $747,000 for fiscal 2010 and a net gain on marketable securities of $6,132,000 in fiscal 2009. We have always cautioned that we cannot expect our future results to be as good from year to year, especially in this very volatile economic environment, both domestically and internationally. We are primarily long term strategic and opportunistic investors. It remains our philosophy to look at investment results over a number of years and not at any one particular snapshot in time. We believe that this approach has helped us build greater intrinsic value for our Company over time.

One of the Company's most significant investments is in Comstock Mining, Inc. ("Comstock Mining" – OTCBB: LODE), a precious metals exploration company. We first started to invest in Comstock Mining around 2004 when the company was called Goldspring, Inc. and gold was trading in the $300 to $400 per ounce range. At that time, many questioned your Chairman's wisdom in investing in such a speculative venture. However, I believed that there would be a significant increase in gold and silver prices in the intermediate future (three to seven years). What was encouraging was the fact that Goldspring already had a very small footprint in a historically world class gold district, known as the "Comstock Lode," that had shown to have significant gold and silver deposits in the past. Our vision was for Goldspring to acquire and consolidate as much of the Comstock as possible and begin exploratory drilling with the ultimate goal of getting into production. Unfortunately, Goldspring proved to have significant management and operational issues that caused many of its original investors to abandon the company. That left your Chairman, InterGroup and its subsidiaries, Santa Fe and Portsmouth, to provide most of the funding for exploratory drilling and to keep Goldspring afloat.

Due to Comstock Mining's troubled financial condition in the past, most of our investments in that company were considered impaired under applicable accounting guidance. As of June 30, 2010, the Company and its consolidated subsidiaries held notes, convertible notes and debt instruments in Comstock Mining that had a carrying value of $1,875,000 (net of impairment adjustments) that were included in other investments on the Company's consolidated balance sheet. However, the face value of those notes, including principal and accrued interest, totaled approximately $12,946,000 as of June 30, 2010. As discussed in our Form 10-K for the fiscal year ended June 30, 2010, Comstock Mining was working with its debt holders, including the Company, to restructure its debt and capital structure.

Over the last couple of years, Comstock Mining has assembled a talented team of professionals and, most recently, named a new President and CEO who was instrumental in restructuring the company and raising new equity capital. Comstock Mining was able to complete that process on October 20, 2010. As part of that restructuring, the Company, Santa Fe and Portsmouth exchanged a total of approximately $13,231,000 in notes, convertible notes and debt instruments (including any accrued interest), that they held in Comstock Mining for a total of 13,231 shares of newly created 7½% Series A-1 Convertible Preferred Stock of Comstock Mining. Each share of the A-1 Preferred stock has a stated value of $1,000 per share and the holders are entitled to semi-annual dividends (payable in cash or stock) at a rate of 7.5% per annum, along with certain conversion and anti-dilution rights. As part of the restructuring, Comstock Mining raised approximately $35.75 million in new equity capital to provide the financial resources to complete its exploratory drilling program, fund new land acquisitions and to ultimately resume mining operations and gold and silver production.

We at InterGroup believe that the preferred stock, conversion rights and other interests that the Company received in exchange for its promissory notes could be significant for InterGroup and its shareholders. While the dividend rate of 7.5% on our Preferred Stock of Comstock Mining is certainly favorable, we also see the potential for significant growth in the intrinsic value of the business enterprise. As the world's population increases and the standard of living in emerging markets continues to grow, we believe that those factors will create additional demand for our planet's limited resources leading to higher commodities and precious metals prices, including gold and silver. Gold represents only a small fraction of the total global financial assets (stocks, bonds, etc.) but it is the only major financial asset that does not involve someone else's obligation to pay. Unlike stocks, bonds and even cash, where supply can be increased to meet demand, gold is a finite resource. At a time when mining companies are finding it difficult to find enough gold to replace their current reserves, and many central banks have stopped selling their gold reserves and in some cases are accumulating gold, while simultaneously investor interest is growing from both individuals and institutional investors, we believe that we are well positioned with our investment in Comstock Mining.

CONCLUSION

We are approaching fiscal 2011 with cautious optimism. While we have seen some positive signs of recovery in the economy and the end of some recessionary conditions, we realize that such recovery may be fragile and subject to unexpected worldwide events. We have already seen the impact that the national and international debt crisis has had on domestic and international economies. Real estate and financial markets are still burdened with unresolved debt. While we will continue to do the best that we can to manage the internal affairs of our businesses, we should understand that the external conditions affecting the stability of currencies may prove to be a very important factor in determining our future results.

We have seen our management team guide our Hotel through a difficult economic period by taking bold steps to reduce expenses and implement innovative strategies in order to improve operations and enhance our competitiveness in the market. We intend to aggressively cultivate new international business with a strong emphasis on the emerging Chinese market. We believe that the Hotel is now well positioned to take advantage of a recovery in the hotel industry.

While our real estate operations still face challenges, we have seen signs of progress and stability. We will continue in our efforts to improve the operations and efficiencies of our entire real estate portfolio to make it more productive in the future. We will also continue our comprehensive evaluations of individual properties to meet and address current economic and market conditions.

We are optimistic about the Company's investment in Comstock Mining and the future of that company, especially with rising commodities prices and the prospect of inflation on the horizon. For those shareholders wanting more information on Comstock Mining we encourage you to visit its website at www.ComstockMining.com.

We look forward to the future and will continue in our efforts to build greater intrinsic values for our Company and its shareholders.

Sincerely,

John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS ■

	June 30, 2010		2009	
Revenues	$	44,835,000	$	45,608,000
Net loss	$	(4,575,000)	$	(238,000)
Net loss attributable to noncontrolling interest	$	(2,026,000)	$	(627,000)
Net (loss) income attributable to InterGroup	$	(2,549,000)	$	389,000
Net (loss) income per share attributable to InterGroup	$	(1.07)	$	0.16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM BURR PILGER MAYER, INC.

To the Board of Directors and
Shareholders of The Intergroup Corporation:

We have audited the accompanying consolidated balance sheets of The Intergroup Corporation and its subsidiaries (the Company) as of June 30, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Intergroup Corporation and its subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests effective July 1, 2009.

Burr Pilger Mayer, Inc.

San Francisco, California
September 24, 2010

CONSOLIDATED BALANCE SHEETS ■

As of June 30,	*2010*	*2009*
ASSETS		
Investment in hotel, net	$ 41,961,000	$ 44,791,000
Investment in real estate, net	61,184,000	63,536,000
Properties held for sale	7,193,000	7,145,000
Investment in marketable securities	7,712,000	13,920,000
Other investments, net	6,651,000	6,567,000
Cash and cash equivalents	1,140,000	1,024,000
Restricted cash	1,641,000	1,598,000
Other assets, net	4,645,000	3,761,000
Total Assets	$ 132,127,000	$ 142,342,000
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Liabilities		
Accounts payable and other liabilities	$ 10,473,000	$ 9,939,000
Due to securities brokers	2,235,000	4,840,000
Obligations for securities sold	1,698,000	2,105,000
Line of credit	-	1,811,000
Other notes payable	3,688,000	1,280,000
Mortgage notes payable - hotel	45,990,000	46,757,000
Mortgage notes payable - real estate	59,842,000	61,061,000
Mortgage notes payable - properties held for sale	10,450,000	10,670,000
Deferred income taxes	1,135,000	2,839,000
Total Liabilities	135,511,000	141,302,000
Commitments and Contingencies		
Shareholders' Equity (Deficit)		
Preferred stock, $.01 par value, 100,000 shares authorized; none issued	-	-
Common stock , $.01 par value, 4,000,000 shares authorized; 3,290,872 and 3,216,653 issued; 2,401,884 and 2,327,665 outstanding, respectively	33,000	32,000
Additional paid-in capital	9,109,000	8,959,000
Retained earnings	4,190,000	6,739,000
Treasury stock, at cost, 888,988 shares	(9,564,000)	(9,564,000)
Total InterGroup Shareholders' Equity	3,768,000	6,166,000
Noncontrolling interest	(7,152,000)	(5,126,000)
Total Shareholders' equity (deficit)	(3,384,000)	1,040,000
Total Liabilities and Shareholders' Equity (Deficit)	$ 132,127,000	$ 142,342,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS ■

For the years ended June 30,	*2010*	*2009*
Revenues:		
Hotel	$ 32,680,000	$ 32,821,000
Real estate	12,155,000	12,787,000
Total revenues	44,835,000	45,608,000
Costs and operating expenses:		
Hotel operating expenses	(27,223,000)	(27,331,000)
Real estate operating expenses	(5,857,000)	(6,337,000)
Loss on termination of garage lease	-	(684,000)
Depreciation and amortization expense	(6,905,000)	(6,777,000)
General and administrative expense	(1,814,000)	(1,663,000)
Total costs and operating expenses	(41,799,000)	(42,792,000)
Income from operations	3,036,000	2,816,000
Other income (expense):		
Mortgage interest expense	(6,088,000)	(6,254,000)
Net gain(loss) on marketable securities	(747,000)	6,132,000
Unrealized gain on other investments	181,000	-
Impairment loss on other investments	(1,805,000)	(1,300,000)
Dividend and interest income	425,000	205,000
Trading and margin interest expense	(1,398,000)	(1,186,000)
Net other expense	(9,432,000)	(2,403,000)
Income (loss) before income taxes	(6,396,000)	413,000
Income tax benefit (expense)	1,713,000	(827,000)
Loss from continuing operations	(4,683,000)	(414,000)
Discontinued operations:		
Income from discontinued operations	182,000	293,000
Provision for income tax expense	(74,000)	(117,000)
Income from discontinued operations	108,000	176,000
Net loss	(4,575,000)	(238,000)
Less: Net loss attributable to the noncontrolling interest	2,026,000	627,000
Net (loss) income attributable to InterGroup	$ (2,549,000)	$ 389,000
Basic and diluted net loss per share from continuing operations	$ (1.96)	$ (0.18)
Basic and diluted net income per share from discontinued operations	$ 0.05	$ 0.07
Basic and diluted (loss) income per share attributable to InterGroup	$ (1.07)	$ 0.16
Weighted average shares outstanding	2,383,602	2,361,882

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	InterGroup Shareholders' Equity	Noncontrolling Interest	Total Shareholders' Equity (Deficit)
Balance at June 30, 2008	3,200,093	$ 32,000	$ 8,791,000	$ 6,775,000	$ (9,151,000)	$ 6,447,000	$ (4,499,000)	$ 1,948,000
Net income (loss)				389,000		389,000	(627,000)	(238,000)
Distributions to noncontrolling interest				(425,000)		(425,000)		(425,000)
Issuance of stock	4,560		72,000			72,000		72,000
Exercise of stock options	12,000		96,000			96,000		96,000
Purchase of treasury stock					(413,000)	(413,000)		(413,000)
Balance at June 30, 2009	3,216,653	32,000	8,959,000	6,739,000	(9,564,000)	6,166,000	(5,126,000)	1,040,000
Net loss				(2,549,000)		(2,549,000)	(2,026,000)	(4,575,000)
Issuance of stock	6,004		72,000			72,000		72,000
Conversion of RSU to stock	65,215	1,000	(1,000)			-		-
Exercise of stock options	3,000		36,000			36,000		36,000
Stock options issued			43,000			43,000		43,000
Balance at June 30, 2010	3,290,872	$ 33,000	$ 9,109,000	$ 4,190,000	$ (9,564,000)	$ 3,768,000	$ (7,152,000)	$ (3,384,000)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS ■

For the years ended June 30,	*2010*	*2009*
Cash flows from operating activities:		
Net loss	$ (4,575,000)	$ (238,000)
Adjustments to reconcile net loss to cash provided by operating activities:		
Depreciation and amortization	6,905,000	6,777,000
Net unrealized (gain) loss on investments	4,740,000	(4,942,000)
Net unrealized gain on other investments	(181,000)	-
Impairment loss on other investments	1,805,000	1,300,000
Gain on insurance recovery	(178,000)	-
Loss on termination of garage lease	-	684,000
Stock compensation expense	115,000	72,000
Changes in assets and liabilities:		
Other assets	(257,000)	171,000
Investment in marketable securities	1,468,000	(2,272,000)
Accounts payable and other liabilities	558,000	(824,000)
Due to securities brokers	(2,605,000)	2,207,000
Obligations for securities sold	(407,000)	2,105,000
Deferred taxes	(1,704,000)	753,000
Net cash provided by operating activities	5,684,000	5,793,000
Cash flows from investing activities:		
Investment in hotel	(1,329,000)	(1,185,000)
Investment in real estate	(161,000)	(443,000)
Investment in other investments	(1,708,000)	(1,069,000)
Investment in Santa Fe	-	(17,000)
Investment in Portsmouth	-	(12,000)
Restricted cash	(43,000)	55,000
Net cash used in investing activities	(3,241,000)	(2,671,000)
Cash flows from financing activities:		
Borrowings from mortgage notes payable	-	1,147,000
Principal payments on mortgage notes payable	(2,206,000)	(1,887,000)
Borrowings from (payments of) note payable / line of credit	689,000	(3,164,000)
(Payments) borrowings of other notes payable	(846,000)	642,000
Purchase of treasury stock	-	(413,000)
Distribution to noncontrolling interest	-	(425,000)
Proceeds from exercise of stock options	36,000	96,000
Net cash used in financing activities	(2,327,000)	(4,004,000)
Net increase (decrease) in cash and cash equivalents	116,000	(882,000)
Cash and cash equivalents at beginning of year	1,024,000	1,906,000
Cash and cash equivalents at the end of year	$ 1,140,000	$ 1,024,000
Supplemental information:		
Income tax paid	$ 103,000	$ 162,000
Interest paid	$ 7,115,000	$ 7,077,000
Conversion of line of credit into other notes payable	$ 2,500,000	$ -
Fixed assets acquired through capital leases	$ 755,000	$ -
Note payable issued under the installment sale agreement	$ -	$ 727,000
Fixed assets acquired and note payable assumed under the installment sale agreement	$ -	$ (43,000)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Description of the Business

The InterGroup Corporation, a Delaware corporation, ("InterGroup" or the "Company") was formed to buy, develop, operate and dispose of real property and to engage in various investment activities to benefit the Company and its shareholders.

As of June 30, 2010, the Company had the power to vote 80% of the voting shares of Santa Fe Financial Corporation ("Santa Fe"), a public company (OTCBB: SFEF). This percentage includes the power to vote an approximately 4% interest in the common stock in Santa Fe owned by the Company's Chairman and President pursuant to a voting trust agreement entered into on June 30, 1998.

Santa Fe's revenue is primarily generated through the management of its 68.8% owned subsidiary, Portsmouth Square, Inc. ("Portsmouth"), a public company (OTCBB: PRSI). InterGroup also directly owns approximately 11.7% of the common stock of Portsmouth. Portsmouth has a 50.0% limited partnership interest in Justice and serves as one of the two general partners. The other general partner, Evon Corporation ("Evon"), served as the managing general partner until December 1, 2008 at which time Portsmouth assumed the role of managing general partner. As discussed in Note 2, the financial statements of Justice are consolidated with those of the Company.

Justice owns a 544-room hotel property located at 750 Kearny Street, San Francisco California, known as the Hilton San Francisco Financial District (the "Hotel") and related facilities including a five level underground parking garage. The Hotel is operated by the partnership as a full service Hilton brand hotel pursuant to a Franchise License Agreement with Hilton Hotels Corporation. Justice also has a Management Agreement with Prism Hospitality L.P. ("Prism") to perform the day-to-day management functions of the Hotel.

Justice leased the parking garage to Evon through September 30, 2008. Effective October 1, 2008, Justice and Evon entered into an Installment Sale Agreement whereby Justice purchased all of Evon's right, title, and interest in the remaining term of its lease of the parking garage, which was to expire on November 30, 2010, and other related assets. Justice also agreed to assume Evon's contract with Ace Parking Management, Inc. ("Ace Parking") for the management of the garage and any other liabilities related to the operation of the garage commencing October 1, 2008. The Partnership also leases a day spa on the lobby level to Tru Spa.

Due to the temporary closing of the Hotel to undergo major renovations from May 2005 until January 2006 to transition and reposition the Hotel from a Holiday Inn to a Hilton, and the substantial depreciation and amortization expenses resulting from the renovations and operating losses incurred as the Hotel ramped up operations after reopening, Justice has recorded net losses. These losses were anticipated and planned for as part of the Partnership's renovation and repositioning plan for Hotel and management considers those net losses to be temporary. The Hotel has been generating positive cash flows from operations since June 2006 and net income is expected to improve in the future, especially since depreciation and amortization expenses attributable to the renovation will decrease substantially. Despite the significant downturn in the economy, management believes that the revenues expected to be generated from the Hotel, garage and the Partnership's leases will be sufficient to meet all of the Partnership's current and future obligations and financial requirements. Management also believes that there is significant equity in the Hotel to support additional borrowings, if necessary.

In addition to the operations of the Hotel, the Company also generates income from the ownership of real estate. Properties include apartment complexes, commercial real estate, and two single-family houses as strategic investments. The properties are located throughout the United States, but are concentrated in Texas and Southern California. The Company also has investments in unimproved real property. The Company's residential rental properties located in California are managed by a professional third party property management company.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all controlled subsidiaries. All significant inter-company transactions and balances have been eliminated.

Investment in Hotel, Net

The Hotel property and equipment are stated at cost less accumulated depreciation. Building and improvements are being depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are being depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 7 years.

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized. Costs of significant renewals and improvements are capitalized and depreciated over the shorter of its remaining estimated useful life or life of the asset.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with generally accepted accounting principles (GAAP). If the carrying amount of the asset, including any intangible assets associated with that asset, exceeds its estimated undiscounted net cash flow, before interest, the Company will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If impairment is recognized, the reduced carrying amount of the asset will be accounted for as its new cost. For a depreciable asset, the new cost will be depreciated over the asset's remaining useful life. Generally, fair values are estimated using discounted cash flow, replacement cost or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would affect the recorded amounts of the property. No impairment losses were recorded for the years ended June 30, 2010 and 2009.

Investment in Real Estate, Net

Rental properties are stated at cost less accumulated depreciation. Depreciation of rental property is provided on the straight-line method based upon estimated useful lives of 5 to 40 years for buildings and improvements and 5 to 10 years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and major improvements are capitalized.

The Company also reviews its rental property assets for impairment. No impairment losses on the investment in real estate have been recorded for the years ended June 30, 2010 and 2009.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (Continued)

Investment in Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the consolidated statements of operations.

Other Investments, Net

Other investments include non-marketable securities that are carried at cost net of any impairment loss and non-marketable warrants carried at fair value. The Company has no significant influence or control over the entities that issue these investments. These investments are reviewed on a periodic basis for other-than-temporary impairment. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (i) the length of time an investment is in an unrealized loss position, (ii) the extent to which fair value is less than cost, (iii) the financial condition and near term prospects of the issuer and (iv) our ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the years ended June 30, 2010 and 2009, the Company recorded impairment losses related to other investments of $1,805,000 and $1,300,000, respectively.

Derivative Financial Instruments

The Company has investments in stock warrants that are considered derivative instruments. Derivative financial instruments, as defined in ASC 815-10-15-83, "Derivatives and Hedging"(pre-Codification SFAS No. 133 Accounting for Derivative Financial Instruments and Hedging Activities), consist of financial instruments or other contracts that contain a notional amount and one or more underlying (e.g. interest rate, security price or other variable), require no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. Further, derivative financial instruments are initially, and subsequently, measured at fair value on the Company's consolidated balance sheet with the related unrealized gain or loss recorded in the Company's consolidated statement of operations. The Company used the Black-Scholes option valuation model to estimate the fair value these instruments which requires management to make significant assumptions including trading volatility, estimated terms, and risk free rates. Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based models are highly volatile and sensitive to changes in the trading market price of the underlying common stock, which has a high-historical volatility. Since derivative financial instruments are initially and subsequently carried at fair values, the Company's consolidated statement of operations will reflect the volatility in these estimate and assumption changes.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased and are carried at cost, which approximates fair value.

Restricted Cash

Restricted cash is comprised of amounts held by lenders for payment of real estate taxes, insurance, replacement reserves for the operating properties and tenant security deposits that are invested in certificates of deposit.

Other Assets, Net

Other asset includes loan fees, franchise fees and license fees. Loan fees are stated at cost and amortized over the term of the loan using the effective interest method. Franchise fees are stated at cost and amortized over the life of the agreement (15 years). License fees are stated at cost and amortized over 10 years.

Accounts receivable from the Hotel and rental property customers are carried at cost less an allowance for doubtful accounts that is based on management's assessment of the collectability of accounts receivable. The Company extends unsecured credit to its customers but mitigates the associated credit risk by performing ongoing credit evaluations of its customers.

Due to Securities Broker

The Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements. These advanced funds are recorded as a liability.

Obligation for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the statement of operations.

Accounts Payable and Other Liabilities

Accounts payable and other liabilities include trade payables, advance deposits and other liabilities.

Of the total accounts payable and other liabilities balance of $10,473,000, $7,417,000 is accounts payable related to Justice Investors and its hotel operations.

Treasury Stock

The Company records the acquisition of treasury stock under the cost method.

Fair Value of Financial Instruments

The Company accounts for its assets and liabilities under accounting standards of fair value measurement. Under these standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Accounting standards for fair value measurement establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1–inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2–inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3–inputs to the valuation methodology are unobservable and significant to the fair value.

Revenue Recognition

Room revenue is recognized on the date upon which a guest occupies a room and/or utilizes the Hotel's services. Food and beverage revenues are recognized upon delivery. Garage revenue is recognized when a guest uses the garage space.

Rental revenue is recognized on the straight-line method of accounting whereby contractual rent payment increases are recognized evenly over the lease term, regardless of when the rent payments are received by Justice. The leases contain provisions for base rent plus a percentage of the lessees' revenues, which are recognized when earned.

Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant. Apartment units are leased on a short-term basis, with no lease extending beyond one year.

Income Taxes

Deferred income taxes are calculated under the liability method. Deferred income tax assets and liabilities are based on differences between the financial statement and tax basis of assets and liabilities at the current enacted tax rates. Changes in deferred income tax assets and liabilities are included as a component of income tax expense. Changes in deferred income tax assets and liabilities attributable to changes in enacted tax rates are charged or credited to income tax expense in the period of enactment. Valuation allowances are established for certain deferred tax assets where realization is not likely.

Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions.

Environmental Remediation Costs

Liabilities for environmental remediation costs are recorded and charged to expense when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Recoveries of such costs are recognized when received. As of June 30, 2010 and 2009, there were no liabilities for environmental remediation.

Earnings Per Share

Basic income(loss) per share is computed by dividing net income(loss) available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted income(loss) per share is similar to the computation of basic earnings per share except that the weighted-average number of common shares is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The Company's only potentially dilutive common shares are stock options. As of June 30, 2010, the Company had 75,000 stock options that were considered potentially dilutive common shares and 117,000 stock options that were considered anti-dilutive. As of June 30, 2009, the Company had 45,000 stock options that were considered potentially dilutive common shares and 57,000 stock options that were considered anti-dilutive. However, the basic and diluted earnings per share were the same for the years ended June 30, 2010 and 2009 because of the Company's net loss from continuing operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which was primarily codified into Accounting Standards Codification (ASC) Topic 105. This standard became the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification was effective for interim or annual financial periods ended after September 15, 2009. The Company adopted ASC 105 beginning the quarter ended September 30, 2009. The adoption of ASC 105 did not have a material impact on our consolidated financial position, results of operations and cash flows. Additionally, the FASB now uses Accounting Standards Updates (ASU) to amend ASC.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (SFAS 167), which has been codified into ASC Topic 810-10, "Consolidation". It clarifies that related parties should be considered when evaluating the criteria for determining whether a decision maker's or service provider's fee represents a variable interest. In addition, the amendments clarify that a quantitative calculation should not be the sole basis for evaluating whether a decision maker's or service provider's fee represents a variable interest. This guidance will be effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009. Early application is not permitted. Management does not anticipate that the adoption of this guidance will have a material effect on the Company's consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which was primarily codified into ASC Topic 855 and updated by ASU 2010-09. The Company adopted ASC Topic 855 which requires an entity to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, an entity will be required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. ASC Topic 855 is consistent with current practice and did not have any impact on the Company's consolidated financial statements. Subsequent events were evaluated through the date the consolidated financial statements were issued.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements—an amendment of ARB No. 51" which was primarily codified into ASC Topic 810, "Consolidation." ASC Topic 810 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. This standard also establishes reporting requirements that provide disclosures that identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. ASC Topic 810 required retrospective adoption of the presentation and disclosure requirements for previously existing minority interests. All other requirements are to be applied prospectively. This standard is effective for fiscal years beginning after December 15, 2008. The Company adopted the provisions beginning July 1, 2009. Prior to adopting this standard, the Company absorbed 100% of the net loss and accumulated deficit of Justice Investors as of June 30, 2009. Effective July 1, 2009 under ASC Topic 810, losses attributable to the parent and the noncontrolling interest in a subsidiary shall be attributed to those respective interests. That is, the noncontrolling interest shall continue to be attributed its share of losses even if that attribution results in a deficit noncontrolling interest balance. As a result, upon adoption, the Company recalculated the accumulated deficit pertaining to noncontrolling interest totaling $5,126,000 and $4,499,000 as of June 30, 2009 and 2008, respectively, and reclassified such amount as a separate component of the shareholders' equity (deficit). However, the losses attributed to the noncontrolling interest were not adjusted in the consolidated statement of operations for the year ended June 30, 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" which was primarily codified into ASC Topic 825, "Financial Instruments." ASC Topic 825 provides entities with an irrevocable option to report selected financial assets and financial liabilities at fair value. It also establishes presentation and disclosure requirements that are designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted ASC Topic 825 on July 1, 2008 and chose not to elect the fair value option for its financial assets and liabilities that had not been previously carried at fair value. Therefore, material financial assets and liabilities not carried at fair value, such as other assets, accounts payable, line of credit, other notes payable and mortgage payables are reported at their carrying values.

In January 2010, the FASB issued ASU 2010-06, "Improving Disclosures About Fair Value Measurements." Effective January 1, 2010, ASU 2010-06 requires the separate disclosure of significant transfers into and out of the Level 1 and Level 2 categories and the reasons for such transfers, and also requires fair value measurement disclosures for each class of assets and liabilities as well as disclosures about valuation techniques and inputs used for recurring and nonrecurring Level 2 and Level 3 fair value measurements. Effective in fiscal years beginning after December 31, 2010, ASU 2010-06 also requires Level 3 disclosure of purchases, sales, issuances and settlements activity on a gross rather than a net basis. These amendments resulted in additional disclosures in the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations", which was primarily codified into ASC Topic 805, "Business Combinations". It establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. The Company adopted this standard beginning July 1, 2009 and adoption of this standard had no material impact on the Company's consolidated financial statements.

NOTE 2 - JUSTICE INVESTORS

On July 14, 2005, the FASB issued Staff Position (FSP) SOP 78-9-1, "Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5" which was codified into ASC Topic 910-810, "Real Estate – General – Consolidation", to amend the guidance in AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" (SOP 78-9) to be consistent with the consensus in Emerging Issues Task Force Issue No. 04-5 "Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" which was codified into ASC 810-20, "Consolidation", eliminated the concept of "important rights"(ASC Topic 970-810) and replaces it with the concepts of "kick out rights" and "substantive participating rights". In accordance with guidance set forth in ASC Topic 970-20, Portsmouth has applied the principles of accounting applicable for investments in subsidiaries due to its substantial limited partnership interest and general partnership rights and has consolidated the financial statements of Justice with those of the Company effective as of July 1, 2006. For the years ended June 30, 2010 and 2009, the results of operations for Justice were consolidated with those of the Company.

On December 1, 2008, Portsmouth and Evon, as the two general partners of Justice, entered into a 2008 Amendment to the Limited Partnership Agreement (the "Amendment") that provides for a change in the respective roles of the general partners. Pursuant to the Amendment, Portsmouth assumed the role of Managing General Partner and Evon continued on as the Co-General Partner of Justice. The Amendment was ratified by approximately 98% of the limited partnership interests. The Amendment also provides that future amendments to the Limited Partnership Agreement may be made only upon the consent of the general partners and at least seventy five percent (75%) of the interests of the limited partners. Consent of at least 75% of the interests of the limited partners will also be required to remove a general partner pursuant to the Amendment.

Concurrent with the Amendment to the Limited Partnership Agreement, a new General Partner Compensation Agreement (the "Compensation Agreement") was entered into on December 1, 2008, among Justice, Portsmouth and Evon to terminate and supersede all prior compensation agreement for the general partners. Pursuant to the Compensation Agreement, the general partners of Justice will be entitled to receive an amount equal to 1.5% of the gross annual revenues of the Partnership (as defined), less $75,000 to be used as a contribution toward the cost of Justice engaging an asset manager. In no event shall the annual compensation be less than a minimum base of approximately $285,000, with eighty percent (80%) of that amount being allocated to Portsmouth for its services as managing general partner and twenty percent (20%) allocated to Evon as the co-general partner. Compensation earned by the general partners in each calendar year in excess of the minimum base, will be payable in equal fifty percent (50%) shares to Portsmouth and Evon.

NOTE 3 – INVESTMENT IN HOTEL, NET

Investment in hotel consisted of the following as of:

June 30, 2010	Cost	Accumulated Depreciation	Net Book Value
Land	$ 2,738,000	$ -	$ 2,738,000
Furniture and equipment	18,393,000	(14,710,000)	3,683,000
Building and improvements	54,782,000	(19,242,000)	35,540,000
	$ 75,913,000	$ (33,952,000)	$ 41,961,000

June 30, 2009	Cost	Accumulated Depreciation	Net Book Value
Land	$ 2,738,000	$ -	$ 2,738,000
Furniture and equipment	16,939,000	(11,262,000)	5,677,000
Building and improvements	54,266,000	(17,890,000)	36,376,000
	$ 73,943,000	$ (29,152,000)	$ 44,791,000

Depreciation expense for the years ended June 30, 2010 and 2009 was $4,890,000 and $4,600,000 respectively.

The Partnership leases certain equipment under agreements that are classified as capital leases. The cost of equipment under capital leases was $2,108,000 and $959,000 as of June 30, 2010 and 2009, respectively. The accumulated amortization on capital leases was $1,046,000 and $670,000 as of June 30, 2010 and 2009, respectively.

NOTE 4 – INVESTMENT IN REAL ESTATE, NET

At June 30, 2010, the Company's investment in real estate consisted of twenty-four properties located throughout the United States. These properties include eighteen apartment complexes, two single-family houses as strategic investments, and two commercial real estate properties, one of which served as the Company's corporate headquarters through October 2009. The Company also owns two unimproved real estate properties located in Austin, Texas and Maui, Hawaii.

Investment in real estate included the following:

As of June 30,	2010	2009
Land	$ 24,735,000	$ 24,735,000
Buildings, improvements and equipment	60,758,000	61,149,000
Less: accumulated depreciation	(24,309,000)	(22,348,000)
	$ 61,184,000	$ 63,536,000

Depreciation expense from continuing operations for the years ended June 30, 2010 and 2009, was $1,960,000 and $2,122,000, respectively.

Three of the Company's properties located in Texas sustained damages due to hailstorm and fire. The Company's properties are covered by insurance. The Company estimated and reduced the carrying value of the properties damaged by approximately $651,000 during the year ended June 30, 2010. As of June 30, 2010, the Company received $147,000 from the insurance company for one of the properties. The Company also recorded an insurance receivable totaling $682,000 (which is included in the "Other Assets, net") for insurance claim made for the other two properties because the realizability of such amount was probable as of June 30, 2010. The proceeds and receivable from insurance totaling $829,000 exceeded the amount of property damage by $178,000. The excess amount was recorded as net gain from insurance recovery and was included in the "Real estate operating expenses" in the consolidated statements of operations during the year ended June 30, 2010. In July 2010, the Company subsequently received a total of $682,000 in insurance recovery from the insurance company.

NOTE 5 – PROPERTIES HELD FOR SALE AND DISCONTINUED OPERATIONS

As of June 30, 2010, the Company had two properties located in Texas classified as held for sale. The revenues and expenses from the operation for these properties along with the properties that were sold and/or listed as held for sale for the years ended June 30, 2010 and 2009, respectively, have been reclassified from continuing operations and reported as income from discontinued operations in the consolidated statements of operations for the respective years.

Revenues and expenses from the operation of these properties for the years ended June 30, 2010 and 2009 are summarized as follows:

For the years ended June 30,	2010	2009
Revenues	$ 2,377,000	$ 2,608,000
Expenses	(2,195,000)	(2,315,000)
Income from discontinued operations	$ 182,000	$ 293,000

NOTE 6 – INVESTMENT IN MARKETABLE SECURITIES

The Company's investment portfolio consists primarily of corporate equities. The Company has also invested in income producing securities, which may include interests in real estate based companies and REITs, where financial benefit could inure to its shareholders through income and/or capital gain.

At June 30, 2010 and June 30, 2009, all of the Company's marketable securities are classified as trading securities. The change in the unrealized gains and losses on these investments are included in earnings.

As of June 30, 2010:

Investment	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain	Market Value
Corporate Equities	$ 6,311,000	$ 2,273,000	$ (872,000)	$ 1,401,000	$ 7,712,000

As of June 30, 2009:

Investment	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain	Market Value
Corporate Equities	$ 8,170,000	$ 7,075,000	$ (1,325,000)	$ 5,750,000	$ 13,920,000

As of June 30, 2010 and 2009, the Company had $679,000 and $968,000, respectively, of unrealized losses related to securities held for over one year.

Net gain(loss) on marketable securities on the statement of operations are comprised of realized and unrealized gain(loss). Below is the composition of the two components for the years ended June 30, 2010 and 2009.

For the year ended June 30,	2010	2009
Realized gain on marketable securities	$ 3,993,000	$ 1,190,000
Unrealized (loss) gain on marketable securities	(4,740,000)	4,942,000
	$ (747,000)	$ 6,132,000

As part of the investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2010 and 2009, the Company had obligations for securities sold (equities short) of $1,698,000 and $2,105,000, respectively.

NOTE 7 – OTHER INVESTMENTS, NET

The Company may also invest, with the approval of the Securities Investment Committee and other Company guidelines, in private investment equity funds and other unlisted securities, such as convertible notes through private placements. Those investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments, net of other than temporary impairment losses.

As of June 30, 2010 and 2009, the Company had net other investments of $6,651,000 and $6,567,000, respectively, which consist of the following:

Type	June 30, 2010	June 30, 2009
Private equity hedge fund	$ 3,712,000	$ 5,517,000
Corporate debt instruments	2,358,000	1,050,000
Warrants at fair market value	581,000	-
	$ 6,651,000	$ 6,567,000

During the years ended June 30, 2010 and 2009, the Company recorded impairment losses of $1,805,000 and $1,300,000, respectively.

As of June 30, 2010, the Company had investments in corporate debt and equity instruments which had attached warrants that were considered derivative instruments. These warrants have an allocated cost basis of $400,000 and a fair market value of $581,000 as of June 30, 2010. During the year ended June 30, 2010, the Company had an unrealized gain of $181,000 related to these warrants.

NOTE 8 – FAIR VALUE MEASUREMENTS

The carrying values of the Company's non-financial instruments approximate fair value due to their short maturities(i.e., accounts receivable, other assets, accounts payable and other liabilities, due to securities broker, obligations for securities sold, line of credit) or the nature and terms of the obligation(i.e., other notes payable and mortgage note payable).

The assets measured at fair value on a recurring basis as of June 30, 2010 are as follows:

Assets	Level 1	Level 2	Level 3	June 30, 2010
Cash	$ 1,140,000	$ -	$ -	$ 1,140,000
Restricted cash	1,641,000			1,641,000
Other investments - warrants		581,000		581,000
Investment in marketable securities:				
Investment funds	3,271,000			3,271,000
REITs	1,946,000			1,946,000
Healthcare	668,000			668,000
Financial services	551,000			551,000
Other	1,276,000			1,276,000
	7,712,000			7,712,000
	$ 10,493,000	$ 581,000	$ -	$ 11,074,000

The assets measured at fair value on a recurring basis as of June 30, 2009 are as follows:

Assets	Level 1	Level 2	Level 3	June 30, 2010
Cash	$ 1,024,000	$ -	$ -	$ 1,024,000
Restricted cash	1,598,000			1,598,000
Investment in marketable securities:				
Investment funds	5,433,000			5,433,000
REITs	3,835,000			3,835,000
Healthcare	1,733,000			1,733,000
Financial services	1,328,000			1,328,000
Services	376,000			376,000
Other	1,215,000			1,215,000
	13,920,000			13,920,000
	$ 16,542,000	$ -	$ -	$ 16,542,000

The fair values of investments in marketable securities are determined by the most recently traded price of each security at the balance sheet date. The fair value of the warrants was determined based upon a Black-Scholes option valuation model.

Financial assets that are measured at fair value on a non-recurring basis and are not included in the tables above include "Other investments in non-marketable securities," that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these assets measured at fair value on a non-recurring basis as of June 30, 2010:

Assets	Level 1	Level 2	Level 3	June 30, 2010	Loss for the year ended June 30, 2010
Other non-marketable investments	$ -	$ -	$ 6,070,000	$ 6,070,000	$ (1,805,000)

Assets	Level 1	Level 2	Level 3	June 30, 2009	Loss for the year ended June 30, 2009
Other non-marketable investments	$ -	$ -	$ 6,567,000	$ 6,567,000	$ (1,300,000)

Other investments in non-marketable securities are carried at cost net of any impairment loss. The Company has no significant influence or control over the entities that issue these investments. These investments are reviewed on a periodic basis for other-than-temporary impairment. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (i) the length of time an investment is in an unrealized loss position, (ii) the extent to which fair value is less than cost, (iii) the financial condition and near term prospects of the issuer and (iv) our ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

NOTE 9 – OTHER ASSETS, NET

Other assets consist of the following as of June 30,:

	2010	2009
Accounts receivable, net	$ 1,573,000	$ 1,271,000
Prepaid expenses	1,088,000	779,000
Inventory	534,000	483,000
Miscellaneous assets, net	1,450,000	1,228,000
Total other assets	$ 4,645,000	$ 3,761,000

Amortization expense of loan fees and franchise costs for the years ended June 30, 2010 and 2009 was $55,000 for each year.

NOTE 10 – OTHER NOTES PAYABLE AND LINE OF CREDIT

The Partnership had a $2,500,000 unsecured revolving line of credit facility with a bank that was to mature on April 30, 2010. Borrowings under that line of credit bore interest at Prime plus 3.0% per annum or based on the Wall Street Journal Prime Rate (3.25%) plus 3.0% per annum, floating, (but subject to a minimum floor rate at 5.0% per annum). Borrowings under the line of credit were subject to certain financial covenants, which are measured annually at June 30th and December 31st based on the credit arrangement. Effective April 29, 2010, the Partnership obtained a modification from the bank which converted its revolving line of credit facility to a term loan. The Partnership also obtained a waiver of any prior noncompliance with financial covenants.

The modification provides that Justice will pay the $2,500,000 balance on its line of credit facility over a period of four years, to mature on April 30, 2014. This term loan calls for monthly principal and interest payments of $41,000, calculated on a six-year amortization schedule, with interest only from May 1, 2010 to August 31, 2010. Pursuant to the modification, the annual floating interest rate was reduced by 0.5% to the WSJ Prime Rate plus 2.5% (with a minimum floor rate of 5.0% per annum). The modification includes financial covenants written to reflect financial conditions that all hotels are facing. The covenants include specific financial ratios and a return to minimum profitability by June 2011. Management believes that the Partnership has the ability to meet the specific covenants and the Partnership was in compliance with the covenants as of June 30, 2010. The Partnership paid a loan modification fee of $10,000. The loan continues as unsecured. As of June 30, 2010, the interest rate was 5.75% and the outstanding balance was $2,500,000. As of June 30, 2009, the interest rate was 6.25% and the outstanding balance on the line of credit was $1,811,000.

The Partnership has short-term financing agreements with a financial institution for the payment of its general, property, and workers' compensation insurance. The notes payable under these financing agreements bear interest at 3.8% per annum and payable in equal monthly installments (principal and interest) through December 2010. The notes payable at June 30, 2010 and 2009, were $176,000 and $246,000, respectively.

As of June 30, 2010 and 2009, the Partnership also has a note payable due to Evon Corporation in the amount of $143,000 and $480,000, respectively. This note has an annual fixed interest rate of 2.5% and matures on November 15, 2010. As of June 30, 2010 and 2009, the Partnership also has a note payable to Ace Parking Management, Inc., in the amount of $36,000 and $104,000, respectively. This note has an annual fixed interest rate of 8.5% and matures on October 31, 2010.

Justice leases certain equipment under capital leases expiring in various years through 2012. The capital lease obligations at June 30, 2010 and 2009, were $833,000 and $450,000, respectively. These notes were included as part of accounts payable and other liabilities on the consolidated balance sheets.

Minimum future lease payments for assets under capital leases as of June 30, 2010 for each of the next five years and in aggregate are:

For the year ending June 30,		
2011	$	441,000
2012		213,000
2013		199,000
2014		140,000
2015		9,000
Total minimum lease payments		1,002,000
Less: interest on capital leases		(169,000)
Present value of minimum lease payments	$	833,000

NOTE 11 – MORTGAGE NOTES PAYABLE

Mortgage notes payable secured by real estate as of June 30, 2010 is summarized as follows:

Property	Number of Units	Note Origination Date		Note Maturity Date			Mortgage Balance	Interest Rate
SF Hotel	544 rooms	July	2005	August	2015	$	27,723,000	5.22%
SF Hotel	544 rooms	March	2005	August	2015		18,267,000	6.42%
		Mortgage notes payable - hotel				**$**	**45,990,000**	
Florence	157	June	2005	July	2014	$	4,018,000	4.96%
Las Colinas	358	April	2004	May	2013		18,414,000	4.99%
Morris County	151	April	2003	May	2013		9,420,000	5.43%
St. Louis	264	May	2008	May	2013		5,989,000	6.16%
Los Angeles	24	May	2001	April	2031		1,578,000	7.15%
Los Angeles	5	September	2000	August	2030		399,000	7.59%
Los Angeles	2	January	2002	February	2032		407,000	6.45%
Los Angeles	1	February	2001	December	2030		435,000	8.44%
Los Angeles	31	September	2003	August	2033		3,608,000	4.35%
Los Angeles	30	August	2007	September	2022		6,787,000	5.97%
Los Angeles	27	October	1999	October	2029		1,660,000	7.73%
Los Angeles	14	December	1999	November	2029		984,000	7.89%
Los Angeles	12	November	2003	December	2018		952,000	6.38%
Los Angeles	9	February	2000	December	2029		735,000	7.95%
Los Angeles	8	May	2001	November	2029		518,000	7.00%
Los Angeles	7	November	2003	December	2018		984,000	6.38%
Los Angeles	4	November	2003	December	2018		669,000	6.38%
Los Angeles	1	October	2003	November	2033		470,000	5.75%
Los Angeles	Office	May	1999	March	2014		1,155,000	5.02%
Los Angeles	Office	September	2000	December	2013		660,000	6.71%
		Mortgage notes payable - real estate				**$**	**59,842,000**	

Property	Number of Units	Note Origination Date		Note Maturity Date			Mortgage Balance	Interest Rate
Austin	249	June	2003	July	2023	$	7,202,000	5.46%
San Antonio	132	December	2008	October	2011		3,248,000	5.00%
		Mortgage notes payable - properties held for sale				$	10,450,000	

Mortgage notes payable secured by real estate as of June 30, 2009 is summarized as follows:

Property	Number of Units	Note Origination Date		Note Maturity Date			Mortgage Balance	Interest Rate
SF Hotel	544 rooms	July	2005	August	2015	$	28,242,000	5.22%
SF Hotel	544 rooms	March	2005	August	2015		18,515,000	6.42%
		Mortgage notes payable - hotel				**$**	**46,757,000**	
Florence	157	June	2005	July	2014	$	4,084,000	4.96%
Las Colinas	358	April	2004	May	2013		18,760,000	4.99%
Morris County	151	April	2003	May	2013		9,610,000	5.43%
St. Louis	264	May	2008	May	2013		6,098,000	6.16%
Los Angeles	24	May	2001	April	2031		1,610,000	7.15%
Los Angeles	5	September	2000	August	2030		407,000	7.59%
Los Angeles	2	January	2002	February	2032		415,000	6.45%
Los Angeles	1	February	2001	December	2030		442,000	8.44%
Los Angeles	31	September	2003	August	2033		3,750,000	4.35%
Los Angeles	30	August	2007	September	2022		6,850,000	5.97%
Los Angeles	27	October	1999	October	2029		1,717,000	7.73%
Los Angeles	14	December	1999	November	2029		1,015,000	7.89%
Los Angeles	12	November	2003	December	2018		969,000	6.38%
Los Angeles	9	February	2000	December	2029		760,000	7.95%
Los Angeles	8	May	2001	November	2029		529,000	7.00%
Los Angeles	7	November	2003	December	2018		1,001,000	6.38%
Los Angeles	4	November	2003	December	2018		681,000	6.38%
Los Angeles	1	October	2003	November	2033		482,000	5.75%
Los Angeles	Office	March	2009	March	2014		1,191,000	5.02%
Los Angeles	Office	September	2000	December	2013		690,000	6.71%
		Mortgage notes payable - real estate				**$**	**61,061,000**	

Property	Number of Units	Note Origination Date		Note Maturity Date			Mortgage Balance	Interest Rate
Austin	249	June	2003	July	2023	$	7,353,000	5.46%
San Antonio	132	December	2008	October	2011		3,317,000	5.00%
		Mortgage notes payable - properties held for sale				$	10,670,000	

On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30-year amortization schedule. The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice.

In March 2007, Justice entered into a second mortgage loan with The Prudential Insurance Company of America (the "Second Prudential Loan") in a principal amount of $19,000,000. The term of the Second Prudential Loan is for approximately 100 months and matures on August 5, 2015, the same date as the Partnership's first mortgage loan with Prudential. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of approximately $119,000, calculated on a 30-year amortization schedule. The Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Loan is without recourse to the limited and general partners of Justice.

In March 2009, the Company refinanced its $1,054,000 loan on its corporate office building and obtained a new loan in the amount of $1,200,000. The interest rate on the loan is fixed at 5.02% and the loan matures in March 2014.

In October 2008, the Company refinanced the mortgage on its 132-unit apartment located in San Antonio, Texas and obtained a new mortgage loan in the amount of $2,850,000. The interest rate on the loan was fixed at 5.26% and the loan matures in October 2011. In December 2008, the Company modified this loan and borrowed an additional $504,000. As part of the loan modification, the fixed interest rate was reduced to 5.0% with no change to the maturity date.

In July 2008, the Company modified the mortgage on its 264-unit apartment complex located in St. Louis, Missouri and borrowed an additional $500,000 on the note. The term and the interest rate on the note remain the same.

Future minimum payments for all notes payable (including the $3,688,000 other notes payable less the $833,000 capital lease obligations) are as follows:

For the year ending June 30,		
2011	$	3,115,000
2012		6,241,000
2013		34,727,000
2014		4,986,000
2015		5,693,000
Thereafter		64,375,000
Total	$	119,137,000

NOTE 12 – HOTEL RENTAL INCOME AND TERMINATION OF GARAGE LEASE

The Partnership had a lease agreement with Evon for the use of the parking garage, which was to expire in November 2010. Effective October 1, 2008, Justice and Evon entered into an installment sale agreement whereby Justice purchased all of Evon's right, title, and interest in the remaining term of the garage lease and other related assets. Justice also agreed to assume Evon's contract with Ace Parking Management, Inc. (Ace) for the management of the garage and note payable to Ace related to the operation of the garage commencing October 1, 2008. The purchase price for the garage lease and related assets was $755,000, payable in one down payment of $28,000 and 26 equal monthly installments of $29,000, which includes interest at the rate of 2.4% per annum. For the year ended June 30, 2009, the Partnership recorded a loss on termination of the garage lease of $684,000.

Prior to the installment sale agreement, the garage lease had provided for a monthly rental equal to the greater of the sum of $20,000, or an amount equal to 60% of gross parking revenues as defined by the lease. For the three months ended September 30, 2008, the Partnership recorded rental income from Evon of $402,000.

The Partnership has a lease agreement with Tru Spa, LLC (Tru Spa) for the use of the spa facilities expiring in May 2013. The lease provides the Partnership with minimum monthly payments of $14,000, subject to increases based on the Consumer Price Index. Minimum future rentals to be received under this non-cancellable lease as of June 30, 2010 are as follows:

For the year ended June 30,	
2011	$ 165,000
2012	165,000
2013	151,000
	$ 481,000

NOTE 13 – MANAGEMENT AGREEMENT

On February 2, 2007, the Partnership entered into an agreement with Prism to manage and operate the Hotel as its agent. The agreement is effective for a term of ten years, unless the agreement is extended or earlier terminated as provided in the agreement. Under the management agreement, the Partnership is required to pay the base management fees of 2.5% of gross operating revenues of the Hotel (i.e., room, food and beverage, and other operating departments) for the fiscal year. However, 0.75% of the stated management fee is due only if the partially adjusted net operating income of the hotel for the fiscal year exceeds the amount of the Hotel return for the fiscal year. Prism is also entitled to an incentive management fee if certain milestones are accomplished. No incentive fees were paid during the years ended June 30, 2010 and 2009. In support of the Partnership's efforts to reduce costs in this difficult economic environment, Prism agreed to reduce its management fees by fifty percent from January 1, 2009, through December 31, 2010, after which the original fee arrangement will remain in effect. Management fees paid to Prism during the years ended June 30, 2010 and 2009 were $246,000 and $398,000, respectively.

NOTE 14 – INCOME TAXES

The provision for the Company's income tax benefit (expense) is comprised of the following:

For the years ended June 30,	2010			2009		
	Operations	Discontinued Operations	Total	Operations	Discontinued Operations	Total
Federal						
Current tax expense	$ 14,000		$ 14,000	$ (15,000)	$ -	$ (15,000)
Deferred tax benefit (expense)	1,467,000	(57,000)	1,410,000	(598,000)	(100,000)	(698,000)
	1,481,000	(57,000)	1,424,000	(613,000)	(100,000)	(713,000)
State						
Current tax expense	(62,000)	(17,000)	(79,000)	(159,000)	(17,000)	(176,000)
Deferred tax benefit (expense)	294,000	-	294,000	(55,000)	-	(55,000)
	232,000	(17,000)	215,000	(214,000)	(17,000)	(231,000)
	$ 1,713,000	$ (74,000)	$ 1,639,000	$ (827,000)	$ (117,000)	$ (944,000)

The provision for income taxes differs from the amount of income tax computed by applying the federal statutory income tax rate to income(loss) before taxes as a result of the following differences:

For the years ended June 30,	2010	2009
Income tax at federal statutory rates	$ 2,106,000	$ (140,000)
State income taxes, net of federal benefit	190,000	(132,000)
Dividend received deduction	69,000	31,000
Noncontrolling interest	(419,000)	(469,000)
Valuation allowance	(237,000)	(27,000)
Other adjustments	4,000	(90,000)
Total income tax benefit (expense)	$ 1,713,000	$ (827,000)

The components of the deferred tax asset and liabilities as of June 30, 2010 and 2009, are as follows:

Deferred tax assets:	2010	2009
Net operating loss carryforwards	$ 9,819,000	$ 9,264,000
Capital loss carryforwards	615,000	-
Other investment impairment reserve	1,543,000	1,062,000
Accruals and reserves	70,000	916,000
Valuation allowance	(1,484,000)	(1,197,000)
	10,563,000	10,045,000
Deferred tax liabilities:		
Deferred real estate gains	(8,814,000)	(8,858,000)
Unrealized gains on marketable securities	(516,000)	(2,421,000)
Depreciation	(286,000)	(209,000)
Equity earnings	(1,683,000)	(1,109,000)
State taxes	(399,000)	(287,000)
	(11,698,000)	(12,884,000)
Net deferred tax liability	$ (1,135,000)	$ (2,839,000)

As of June 30, 2010, the Company had net operating losses (NOLs) of $23,941,000 and $21,762,000 for federal and state purposes, respectively. Below is the break-down of the NOLs for Intergroup, Santa Fe and Portsmouth. The carryforward expires in varying amounts through the year 2030.

	Federal	State
InterGroup	$ 6,767,000	$ 8,130,000
Santa Fe	4,959,000	1,808,000
Portsmouth	12,215,000	11,824,000
	$ 23,941,000	$ 21,762,000

NOTE 15 – SEGMENT INFORMATION

The Company operates in three reportable segments, the operation of the hotel ("Hotel Operations"), the operation of its multi-family residential properties ("Real Estate Operations") and the investment of its cash in marketable securities and other investments ("Investment Transactions"). These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this information.

Information below represents reported segments for the years ended June 30, 2010 and 2009. Operating income(loss) from hotel operations consist of the operation of the hotel and operation of the garage. Operating income for rental properties consist of rental income. Operating income for investment transactions consist of net investment gain(loss) and dividend and interest income.

As of and For the year ended June 30, 2010	Hotel Operations	Real Estate Operations	Investment Transactions	Other	Subtotal	Discontinued Operations	Total
Operating income	$ 32,680,000	$ 12,155,000	$ -	$ -	$ 44,835,000	$ 2,377,000	$ 47,212,000
Operating expenses	(32,168,000)	(7,817,000)	-	(1,814,000)	(41,799,000)	(1,603,000)	(43,402,000)
Income (loss) from operations	512,000	4,338,000	-	(1,814,000)	3,036,000	774,000	3,810,000
Interest expense	(2,902,000)	(3,186,000)			(6,088,000)	(592,000)	(6,680,000)
Loss from investments	-		(3,344,000)		(3,344,000)		(3,344,000)
Income tax expense	-			1,713,000	1,713,000	(74,000)	1,639,000
Net income (loss)	$ (2,390,000)	$ 1,152,000	$ (3,344,000)	$ (101,000)	$ (4,683,000)	$ 108,000	$ (4,575,000)
Total assets	$ 41,961,000	$ 61,184,000	$ 14,363,000	$ 7,426,000	$ 124,934,000	$ 7,193,000	$ 132,127,000

As of and For the year ended June 30, 2009	Hotel Operations	Real Estate Operations	Investment Transactions	Other	Subtotal	Discontinued Operations	Total
Operating income	$ 32,821,000	$ 12,787,000	$ -	$ -	$ 45,608,000	$ 2,608,000	$ 48,216,000
Operating expenses	(32,670,000)	(8,459,000)	-	(1,663,000)	(42,792,000)	(1,703,000)	(44,495,000)
Income (loss) from operations	151,000	4,328,000	-	(1,663,000)	2,816,000	905,000	3,721,000
Interest expense	(2,873,000)	(3,381,000)			(6,254,000)	(612,000)	(6,866,000)
Income from investments	-		3,851,000		3,851,000		3,851,000
Income tax expense	-			(827,000)	(827,000)	(117,000)	(944,000)
Net income (loss)	$ (2,722,000)	$ 947,000	$ 3,851,000	$ (2,490,000)	$ (414,000)	$ 176,000	$ (238,000)
Total assets	$ 44,791,000	$ 63,536,000	$ 20,487,000	$ 6,383,000	$ 135,197,000	$ 7,145,000	$ 142,342,000

NOTE 16 – STOCK-BASED COMPENSATION PLANS

The Company follows the Statement of Financial Accounting Standards 123 (Revised), "Share-Based Payments" ("SFAS No. 123R"), which was primarily codified into ASC Topic 718 "Compensation – Stock Compensation", which addresses accounting for equity-based compensation arrangements, including employee stock options and restricted stock units.

InterGroup Corporation 2010 Omnibus Employee Incentive Plan

On February 24, 2010, the shareholders of the Company approved The Intergroup Corporation 2010 Omnibus Employee Incentive Plan (the "2010 Plan"), which was formally adopted by the Board of Directors following the annual meeting of shareholders. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on 5 years of continuous service. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the 2010 Plan. The 2010 plan authorizes a total of up to 200,000 shares of common stock to be issued as equity compensation to officers and employees of the Company in an amount and in a manner to be determined by the Compensation Committee in accordance with the terms of the 2010 Plan. The 2010 Plan authorizes the awards of several types of equity compensation including stock options, stock appreciation rights, performance awards and other stock based compensation. The 2010 Plan will expire on February 23, 2020, if not terminated sooner by the Board of Directors upon recommendation of the Compensation Committee. Any awards issued under the 2010 Plan will expire under the terms of the grant agreement.

On March 16, 2010, the Compensation Committee authorized the grant of 100,000 stock options to the Company's Chairman, President and Chief Executive, John V. Winfield to purchase up to 100,000 shares of the Company's common stock pursuant to the 2010 Plan. The exercise price of the options is $10.30, which is 100% of the fair market value of the Company's Common Stock as determined by reference to the closing price of the Company's Common Stock as reported on the NASDAQ Capital Market on March 16, 2010, the date of grant. The options expire ten years from the date of grant, unless earlier terminated in accordance with the terms of the 2010 Plan. The options shall be subject to both time and performance based vesting requirements, each of which must be satisfied before options are fully vested and eligible to be exercised. Pursuant to the time vesting requirements, the options vest over a period of five years, with 20,000 options vesting upon each one year anniversary of the date of grant. Pursuant to the performance vesting requirements, the options vest in increments of 20,000 shares upon each increase of $2.00 or more in the market price of the Company's common stock above the exercise price ($10.30) of the options. To satisfy this requirement, the common stock must trade at that increased level for a period of at least ten trading days during any one quarter.

On March 16, 2010, the Compensation Committee also authorized a grant of 5,000 stock options to the Company's Vice President Real Estate, David C. Gonzalez, to purchase up to 5,000 shares of the Company's common stock pursuant to the 2010 Plan. The exercise price of the options is $10.30 and the options expire ten years from the date of grant, unless earlier terminated in accordance with the terms of the 2010 Plan. The options vest as follows: March 16, 2011 – 2,500 shares; and March 16, 2012 – 2,500 shares.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the table below. Because Black-Scholes option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company's stock, and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding; The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of options is measured by applying the Black-Scholes model on grant date, using the following assumptions for the year ended June 30, 2010:

Expected volatility	51.6%
Expected term	7 years
Expected dividend yield	0%
Risk-free interest rate	2.36%

During the year ended June 30, 2010, the Company recorded stock option compensation cost of $43,000 related to issuance of stock options. As of June 30, 2010, there was a total of $266,000 of unamortized compensation related to stock options which is expected to be recognized over the weighted-average of 5 years.

The following table summarizes the stock options outstanding and exercisable as of June 30, 2010:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Outstanding at June 30, 2008	390,000	$ 9.13		
Granted	-	-		
Exercised	(12,000)	8.00		
Forfeited	-	-		
Exchanged	(276,000)	7.94		
Outstanding at June 30, 2009	102,000 (a)	12.47	3.15 years	$ 52,000
Granted	105,000	10.30		
Exercised	(3,000)	12.00		
Forfeited	-	-		
Exchanged	(12,000) (a)	12.00		
Outstanding at June 30, 2010	192,000	$ 11.32	6.44 years	$ 790,000
Exercisable at June 30, 2010	87,000	$ 12.55	2.52 years	$ 269,000

(a) These options were issued prior to July 1, 2006 from the now terminated Intergroup 1998 Stock Option Plan for Key Officers and Employees and 1998 Non-Employee Director Plan. Please see below for more information.

The weighted-average grant-date fair value of options granted during the year end June 30, 2010 was $5.62. No options were issued for the year ended June 30, 2009. There were no options exercised under the 2010 Plan during the year ended June 30, 2010. The stock option exercise during the year ended June 30, 2010 pertains to options outstanding under the 1998 Non-Employee Director Plan (see below) and the intrinsic value amounted to $10,000. The stock option exercise during the year ended June 30, 2009 pertains to options outstanding under the 1998 Non-Employee Director Plan (see below) and the intrinsic value amounted to $18,000.

InterGroup 1998 Stock Option Plan for Key Officers and Employees and InterGroup 1998 Stock Option Plan for Non-Employee Directors

On December 7, 2008, the Company's 1998 Stock Option Plan for Key Officers and Employees (1998 Employee Plan) expired; however, any outstanding options issued under that plan remain effective in accordance with their terms.

The Company's 1998 Stock Option Plan for Non-Employee Directors (1998 Non-Employee Director Plan) was terminated upon shareholder approval, and Board adoption, of the 2007 Stock Compensation Plan for Non-Employee Directors; however, any outstanding options under that plan remained effective in accordance with their terms. Those stock compensation plans are more fully described in Note 17 of the Company's Form 10-K/A for the fiscal year ended June 30, 2009. Please see description of the 2007 Stock Compensation Plan for Non-Employee Directors below.

As of June 30, 2010, there were a total of 102,000 options outstanding related to the 1998 Employee Plan and 1998 Non-Employee Director Plan. No stock options were issued by the Company after July 1, 2006 under the 1998 Employee Plan and 1998 Non-Employee Director Plan. Additionally, compensation expense for unvested stock options that were outstanding at July 1, 2006 were recognized over the requisite service period based on the fair value of those options as previously calculated at the grant date under the pro-forma disclosures of SFAS 123.

The InterGroup Corporation 2007 Stock Compensation Plan for Non-Employee Directors

The InterGroup Corporation 2007 Stock Compensation Plan for Non-Employee Directors (the "2007 Plan") was approved by the shareholders of the Company on February 21, 2007, and was thereafter adopted by the Board of Directors. The 2007 Plan will terminate upon the earlier of the date all shares reserved for issuance have been awarded or February 21, 2017, if not sooner terminated by the Board upon recommendation by the Compensation Committee. The stock to be available for issuance under the 2007 Plan shall be unrestricted shares of the Company's Common Stock, par value $.01 per share, which may be unissued shares or treasury shares. Subject to certain adjustments upon changes in capitalization, a maximum of 60,000 shares of the Common Stock will be available for issuance to participants under the 2007 Plan.

All non-employee directors are eligible to participate in the 2007 Plan. Each non-employee director as of the adoption date of the 2007 Plan was granted an award of 600 unrestricted shares of the Company's Common Stock. On each July 1 following the adoption date of the 2007 Plan, each non-employee director shall receive an automatic grant of a number of shares of Company's Common Stock equal in value to $18,000 based on 100% of the fair market value (as defined) of the Common Stock on the date of grant, provided he or she holds such position on that date and the number of shares of Common Stock available for grant under the 2007 Plan is sufficient to permit such automatic grant. Any fractional shares resulting from such grant will be rounded up to next highest whole share. All stock awards to non-employee directors will be fully vested on the date of grant. The dollar amount of the annual grant is subject to further adjustment by the Board of Directors upon recommendation by the Compensation Committee.

The stock awards granted under the 2007 Plan are shares of unrestricted Common Stock and are fully vested on the date of grant. The right of the non-employee director to receive his or her annual grant of Common is personal to the director and is not transferable. Once received, shares of Common Stock awarded to the non-employee director are freely transferable subject to any requirements of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On June 28, 2007, Company filed a registration statement on Form S-8 to register the shares subject to the 2007 Plan and the Company's two prior stock option plans under the Securities Act of 1933, as amended (the "Securities Act").

Upon recommendation of the Compensation Committee, the Board may, at any time and from time to time and in any respect, amend or modify the 2007 Plan. The Board must obtain stockholder approval of any material amendment to the 2007 Plan if required by any applicable law, regulation or stock exchange rule. The Board of Directors may amend the 2007 Plan or any award agreement, which amendment may be retroactive, in order to conform it to any present or future law, regulation or ruling relating to plans of this or similar nature. No amendment or modification of the 2007 Plan or any award agreement may adversely affect any outstanding award without the written consent of the participant holding the award.

For the year ended June 30, 2010 and 2009, the four non-employee directors of the Company received a total grant of 6,004 and 4,560 shares of Common Stock pursuant to the 2007 Plan.

The InterGroup Corporation 2008 Restricted Stock Unit Plan

On December 3, 2008, the Board of Directors of the Company adopted, a new equity compensation plan for its officers, directors and key employees entitled, The InterGroup Corporation 2008 Restricted Stock Unit Plan (the "RSU Plan"). The Plan was adopted, in part, to replace the stock option plans that expired on December 7, 2008. The Plan was approved by shareholders at the Company's Annual Meeting of Shareholders on February 18, 2009.

The RSU Plan authorizes the Company to issue restricted stock units ("RSUs") as equity compensation to officers, directors and key employees of the Company on such terms and conditions established by the Compensation Committee of the Company. RSUs are not actual shares of the Company's common stock, but rather promises to deliver common stock in the future, subject to certain vesting requirements and other restrictions as may be determined by the Committee. Holders of RSUs have no voting rights with respect to the underlying shares of common stock and holders are not entitled to receive any dividends until the RSUs vest and the shares are delivered. No awards of RSUs shall vest until at least nine months after shareholder approval of the RSU Plan on February 18, 2009. Subject to certain adjustments upon changes in capitalization, a maximum of 200,000 shares of the common stock are available for issuance to participants under the RSU Plan.

The RSU Plan will terminate ten (10) years from December 3, 2008, unless terminated sooner by the Board of Directors. After the RSU Plan is terminated, no awards may be granted but awards previously granted shall remain outstanding in accordance with the Plan and their applicable terms and conditions.

Under the RSU Plan, the Compensation Committee also has the power and authority to establish and implement an exchange program that would permit the Company to offer holders of awards issued under prior shareholder approved compensation plans to exchange certain options for new RSUs on terms and conditions to be set by the Committee. The exchange program is designed to increase the retention and motivational value of awards granted under prior plans. In addition, by exchanging options for RSUs, the Company will reduce the number of shares of common stock subject to equity awards, thereby reducing potential dilution to stockholders in the event of significant increases in the value of its common stock.

Pursuant to an exchange offer authorized by the Compensation Committee, a total of 5,812 RSUs were issued to four holders of Non-Employee Director stock options in exchange for a total of 36,000 stock options which were surrendered to the Company on December 7, 2008. The number of RSUs issued was determined by multiplying the number of options that were surrendered by the difference between the exercise price of the options surrendered ($8.00) and the closing price of the Company's common stock on December 5, 2008 of $9.54, with that product divided by the closing price of the common stock on December 5, 2009. No additional compensation expense was recognized related to the exchange as the fair market value of the options immediately prior to the exchange, approximated the fair value of the RSUs on the day of issuance. In August 2009, the 5,812 RSUs vested and the Company issued common stock.

Pursuant to a further exchange offer authorized by the Compensation Committee, a total of 4,775 RSUs were issued to five holders of Non-Employee Director stock options in exchange for a total of 15,000 stock options which were surrendered to the Company on June 30, 2009. The number of RSUs issued was determined by multiplying the number of options that were surrendered by the difference between the exercise price of the options surrendered ($8.17) and the closing price of the Company's common stock on June 30, 2009 of $11.99, with that product divided by the closing price of the common stock on June 30, 2009. No additional compensation expense was recognized related to the exchange as the fair market value of the options immediately prior to the exchange, approximated the fair value of the RSUs on the day of issuance. In January 2010, the 4,775 RSUs vested and the company issued common stock. In June 2010, three non-employee directors exchanged a total of 12,000 stock options for 2,564 RSUs. No compensation expense was recognized related to the exchange as the fair market value of the options immediately prior to the exchange, approximated the fair value of the RSUs on the day of issuance.

On December 15, 2008, the Compensation Committee authorized a similar exchange offer to the Company's Chief Executive Officer ("CEO"), respecting 225,000 stock options issued to him under the 1998 Key Officer and Employee Plan that were to expire on December 21, 2008. Pursuant to that exchange offer, the Company's CEO surrendered his 225,000 options to the Company on December 21, 2008 in exchange for 84,628 RSUs. The number of RSUs issued was based on an exercise price of the options surrendered of $7.917 and the closing price of the Company's common stock on December 19, 2008 of $12.69, using the same formula as the exchange offer to the holders of the Non-Employee Director options. No additional compensation expense was recognized related to the exchange as the fair market value of the options immediately prior to the exchange, approximated the fair value of the RSUs on the day of issuance. In September 2009, 54,628 RSUs vested and the Company issued common stock. No stock compensation was recognized as compensation expense for this conversion as they were previously calculated at the grant date under the pro-forma disclosures of SFAS 123(codified into ASC 718-10).

The table below summarizes the RSUs granted and outstanding.

	Number of RSUs	Weighted Average Grant Date Fair Value
RSUs outstanding as of June 30, 2009	95,215	$ 12.46
Granted	2,564	15.26
Converted to common stock	(65,215)	8.42
RSUs outstanding as of June 30, 2010	32,564	$ 12.89

During the year ended June 30, 2010 and 2009, no additional compensation expense was recognized related to the exchange of previously issued stock options to RSUs as the fair market value of the options immediately prior to the exchange, approximated the fair value of the RSUs on the day of issuance.

NOTE 17 – RELATED PARTY TRANSACTIONS

The contractor that was selected to oversee the garage and the first four floors' renovation (excluding room upgrades) of the Hotel is the contractor who originally constructed the Hotel. He is also a limited partner in the Partnership and is a director of Evon Corporation, the co-general partner of the Partnership. There were no payables to the contractor at June 30, 2010 and 2009. Services performed by the contractor were capitalized as fixed assets which totaled $0 and $103,000 for the years ended June 30, 2010 and 2009, respectively. Management believes these renovations were competitively priced.

Through September 30, 2008, Evon, was the lessee of the parking garage. Evon paid the Partnership $402,000 for the three months ended September 30, 2008, under the terms of the lease agreement. The lease agreement with Evon was terminated effective October 1, 2008. Concurrently, an installment sale agreement was entered between Justice and Evon. Justice had a note payable to Evon totaling $143,000 and $480,000 as of June 30, 2010 and 2009, respectively.

As Chairman of the Securities Investment Committee, the Company's President and Chief Executive Officer, John V. Winfield, directs the investment activity of the Company in public and private markets pursuant to authority granted by the Board of Directors. Mr. Winfield also serves as Chief Executive Officer and Chairman of InterGroup and oversees the investment activity of the Company. Depending on certain market conditions and various risk factors, the Chief Executive Officer, his family and the Company may, at times, invest in the same companies in which the Company invests. The Company encourages such investments because it places personal resources of the Chief Executive Officer and his family members, and the resources of InterGroup, at risk in connection with investment decisions made on behalf of the Company.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Partnership leases equipment and office space under operating leases with expiration dates through 2017. The future minimum payments under these operating leases as of June 30, 2010 are as follows:

For the year ended June 30,		
2011	$	270,000
2012		103,000
2013		87,000
2014		107,000
2015		111,000
Thereafter		114,000
	$	792,000

Operating Leases - Tenant

The Company leases its two commercial properties to tenants under noncancelable leases for base rent. Future base rentals on the two leases at June 30, 2010 were as follows:

For the year ended June 30,		
2011	$	389,000
2012		275,000
2013		209,000
2014		215,000
2015		54,000
	$	1,142,000

Administrative fees – General Partners

During the each of the years ended June 30, 2010 and 2009, the general partners of Justice were paid a total of $417,000 and $425,000, respectively. The total amounts paid represents the minimum base compensation of $285,000 each year plus $131,000 and $140,000, respectively, based upon the agreement. The amounts paid to the Company were eliminated in the consolidation.

Franchise Agreements

The Partnership entered into a Franchise License agreement (the License agreement) with the Hilton Hotels Corporation (Hilton) on December 10, 2004. The term of the License agreement is for a period of 15 years commencing on the opening date, with an option to extend the license agreement for another five years, subject to certain conditions.

Beginning on the opening date in January 2006, the Partnership paid monthly royalty fees for the first two years of three percent (3%) of the Hotel's gross room revenue for the preceding calendar month; the third year was at four percent (4%) of the Hotel's gross room revenue; and the fourth year until the end of the term will be five percent (5%) of the Hotel's gross room revenue. The Partnership also pays a monthly program fee of four percent (4%) of the Hotel's gross revenue. The amount of the monthly program fee is subject to change; however, the increase cannot exceed one percent (1%) of the Hotel gross room revenue in any calendar year, and the cumulative increases in the monthly fees will not exceed five percent (5%) of gross room revenue. Franchise fees for the years ended June 30, 2010 and 2009 were $2,239,000 and $2,128,000, respectively.

The Partnership also pays Hilton a monthly information technology recapture charge of 0.75% of the Hotel's gross revenues. In this difficult economic environment, Hilton agreed to reduce its information technology fees to 0.65% for the 2010 calendar year. For the years ended June 30, 2010 and 2009, those charges were $139,000 and $166,000, respectively.

The Company is involved from time to time in various claims in the ordinary course of business. Management does not believe that the impact of such matters will have a material effect on the financial conditions or result of operations when resolved.

NOTE 19 – EMPLOYEE BENEFIT PLAN

Justice has a 401(k) Profit Sharing Plan (the Plan) for employees who have completed six months of service. Justice provides a matching contribution up to 4% of the contribution to the Plan based upon a certain percentage on the employees' elective deferrals. Justice may also make discretionary contributions to the Plan each year. Contributions made to the Plan amounted to $64,000 and $73,000 during the years ended June 30, 2010 and 2009, respectively.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain "forward-looking statements" within the meaning of the Private Securities Litigation reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They contain words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" "may," "could," "might" and other words or phrases of similar meaning in connection with any discussion of future operating or financial performance. From time to time we also provide forward-looking statements in our Forms 10-Q and 8-K, Annual Reports to Shareholders, press releases and other materials we may release to the public. Forward looking statements reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause actual results or outcomes to differ materially from those expressed in any forward looking statement. Consequently, no forward looking statement can be guaranteed and our actual future results may differ materially.

Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

- risks associated with the lodging industry, including competition, increases in wages, labor relations, energy and fuel costs, actual and threatened pandemics, actual and threatened terrorist attacks, and downturns in domestic and international economic and market conditions, particularly in the San Francisco Bay area;
- risks associated with the real estate industry, including changes in real estate and zoning laws or regulations, increases in real property taxes, rising insurance premiums, costs of compliance with environmental laws and other governmental regulations;
- the availability and terms of financing and capital and the general volatility of securities markets;
- changes in the competitive environment in the hotel industry;
- risks related to natural disasters;
- litigation; and
- other risk factors discussed below in this Report.

We caution you not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. We undertake no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects on our Forms 10-K, 10-Q, and 8-K reports to the Securities and Exchange Commission.

RESULTS OF OPERATIONS

The Company's principal sources of revenue continue to be derived from the investment of its 68.8% owned subsidiary, Portsmouth, in the Justice Investors limited partnership ("Justice" or the "Partnership"), rental income from its investments in multi-family real estate properties and income received from investment of its cash and securities assets. Portsmouth has a 50.0% limited partnership interest in Justice and serves as the managing general partner of Justice. Evon Corporation ("Evon") serves as the other general partner. Justice owns the land, improvements and leaseholds at 750 Kearny Street, San Francisco, California, known as the Hilton San Francisco Financial District (the "Hotel"). The financial statements of Justice have been consolidated with those of the Company. See Note 2 to the Consolidated Financial Statements.

The Hotel is operated by the Partnership as a full service Hilton brand hotel pursuant to a Franchise License Agreement with Hilton Hotels Corporation. The term of the Agreement is for a period of 15 years commencing on January 12, 2006, with an option to extend the license term for another five years, subject to certain conditions. Justice also has a Management Agreement with Prism Hospitality L.P. ("Prism") to perform the day-to-day management functions of the Hotel.

Until September 30, 2008, the Partnership also derived income from the lease of the parking garage to Evon. Effective October 1, 2008, Justice entered into an installment sale agreement with Evon to purchase the remaining term of the garage lease and related garage assets, and assumed the contract with Ace Parking for the operations of the garage. Justice also leases a portion of the lobby level of the Hotel to a day spa operator. Portsmouth also receives management fees as a general partner of Justice for its services in overseeing and managing the Partnership's assets. Those fees are eliminated in consolidation.

In addition to the operations of the Hotel, the Company also generates income from the ownership and management of real estate. Properties include eighteen apartment complexes, two commercial real estate properties, and two single-family houses as strategic investments. The properties are located throughout the United States, but are concentrated in Texas and Southern California. The Company also has investments in unimproved real property. All of the Company's residential rental properties in California are managed by professional third party property management companies and the rental properties outside of California are managed by the Company. The commercial real estate in California is also managed by the Company.

The Company acquires its investments in real estate and other investments utilizing cash, securities or debt, subject to approval or guidelines of the Board of Directors. The Company also invests in income-producing instruments, equity and debt securities and will consider other investments if such investments offer growth or profit potential.

Fiscal Year Ended June 30, 2010 Compared to Fiscal Year Ended June 30, 2009

The Company had a net loss of $4,575,000 for the year ended June 30, 2010 compared to a net loss of $238,000 for the year ended June 30, 2009. The increase in the net loss is primarily attributable to the current year net loss on marketable securities of $747,000 compared to a net gain on marketable securities of $6,132,000 in the prior year. This change was partially offset by the income tax benefit in the current year and improved hotel operations.

The Company had a loss on hotel operations of $2,390,000 for the year ended June 30, 2010, compared to a loss of $2,722,000 for the year ended June 30, 2009. The reduction in the loss was primarily attributable to a one-time loss related to the termination of the hotel garage lease in the amount of $684,000 which was incurred during fiscal 2009, partially offset by an increase in depreciation and amortization expense due to improvements to the Hotel during the current year, including upgrades to the guest rooms and installation of energy saving controls and devices.

The following table sets forth a more detailed presentation of Hotel operations for the years ended June 30, 2010 and 2009.

For the years ended June 30,	2010	2009
Hotel revenues:		
Hotel rooms	$ 24,848,000	$ 25,237,000
Food and beverage	4,703,000	4,911,000
Garage	2,507,000	2,104,000
Other operating departments	622,000	569,000
Total hotel revenues	32,680,000	32,821,000
Operating expenses excluding interest, depreciation and amortization	(27,223,000)	(28,015,000)
Operating income before interest, depreciation and amortization	5,457,000	4,806,000
Interest expense	(2,902,000)	(2,873,000)
Depreciation and amortization expense	(4,945,000)	(4,655,000)
Loss from hotel operations	$ (2,390,000)	$ (2,722,000)

For the fiscal year ended June 30, 2010, the Hotel generated operating income of approximately $5,457,000 before interest, depreciation and amortization, on operating revenues of approximately $32,680,000 compared to operating income of approximately $4,806,000 before interest, depreciation and amortization, on operating revenues of approximately $32,821,000 for the fiscal year ended June 30, 2009. The increase in Hotel operating income from fiscal 2009 to 2010 is primarily attributable to a one-time loss on the termination of the garage lease in the amount of $684,000 which was included in operating expenses in fiscal 2009, partially offset by a $141,000 decline in total hotel revenues in fiscal 2010.

Room revenues decreased by approximately $389,000 for the fiscal year ended June 30, 2010 when compared to fiscal year ended June 30, 2009 and food and beverage revenues decreased by approximately $208,000 for the same period. The decrease in room revenues was primarily attributable to a significant decline in average daily room rates during fiscal 2010 as hotels in the San Francisco market continued to reduce room rates in an effort to maintain occupancy levels in a very competitive market. Many hotels have been forced to adopt this strategy due to a severe reduction in higher rated corporate and group business travel, which has been replaced by discounted business from Internet channels. The decrease in food and beverage revenues is primarily attributable to decline in banquet and catering business as companies continue with cuts in business travel, corporate meetings and events. The declines in room and food and beverage revenue were partially offset by a $403,000 increase in garage revenues due to the termination of the garage lease effective October 1, 2008 and the integration of those operations into those of the Hotel.

The following table sets forth the average daily room rate, average occupancy percentage and room revenue per available room ("RevPar") of the Hotel for the fiscal years ended June 30, 2010 and 2009.

Fiscal Year Ended June 30,	Average Daily Rate	Average Occupancy	RevPar
2010	$ 143	87%	$ 125
2009	$ 157	81%	$ 127

The operations of the Hotel continued to be impacted by the significant downturn in the domestic and international economies and markets. Room rates continue to be the toughest challenge as the Hotel's average daily room rate was approximately $14 lower for the fiscal year ended June 30, 2010 compared to the fiscal year ended June 30, 2009. However, due to increased sales and marketing efforts in the face of difficult economic conditions and greater competition, the Hotel was able to boost occupancy rates by approximately 6% over the comparable period. As a result, the Hotel was able to achieve a RevPar number that compared very favorably to its competitive set.

In this highly competitive market, management has also continued to focus on ways to enhance the guest experience as well as improve operating efficiencies. The Hotel has recently upgraded its guest room with newer flat panel television systems that provide guests with greater entertainment options. The Hotel has also installed many energy saving controls and devices as part of its efforts to become greener and reduce operating costs. Management will continue to explore new and innovative ways to improve operations and attract new guests to the Hotel at higher room rates.

While operating in a difficult economy, management was able to improve its real estate operations by reducing operating expenses and interest expense. The Company had real estate revenues of $12,155,000 for the year ended June 30, 2010 compared with revenues of $12,787,000 for the year ended June 30, 2009. While revenues declined by $632,000 as the result of operating in a more challenging economy, management was able to reduce real estate operating expenses by $480,000 to $5,857,000 for the year ended June 30, 2010 from $6,337,000 for the year ended June 30, 2009. Management's decision during the second half of the fiscal year ended June 30, 2009 to terminate its property management agreement with Productive Management and to bring the management of its four remaining properties located outside of California back in-house reduced operating expenses of approximately $154,000. Interest expense also decreased to $3,186,000 from $3,381,000 as the result of management refinancing several of the Company's mortgage loans to lower interest rates during fiscal 2009 and variable interest rates resetting lower on a certain number of our properties located in Los Angeles, California. Management continues to review and analyze the Company's real estate operations to improve occupancy and rental rates and to reduce expenses and improve efficiencies.

As of June 30, 2010, the Company had listed for sale its 249-unit apartment complex located in Austin, Texas and its 132-unit apartment complex located in San Antonio, Texas. These properties are classified as held for sale on the Company's consolidated balance sheet with the operations of these properties classified under discontinued operations in the consolidated statements of operations. No depreciation expense is recorded on these two properties.

The Company had a net loss on marketable securities of $747,000 for the year ended June 30, 2010 as compared to a net gain on marketable securities of $6,132,000 for the year ended June 30, 2009. For the year ended June 30, 2010, the Company had a net realized gain of $3,993,000 and a net unrealized loss of $4,740,000. For the year ended June 30, 2009, the Company had a net realized gain of $1,190,000 and a net unrealized gain of $4,942,000. Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section below.

The Company may also invest, with the approval of the Securities Investment Committee and other company guidelines, in private investment equity funds and other unlisted securities, such as convertible notes through private placements. Those investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments, net of other than temporary impairment losses. As of June 30, 2010, the Company had net other investments of $6,651,000. Included in other investments are investments in corporate debt and equity instruments which had attached warrants that were considered derivative instruments. The Company recorded an unrealized gain of $181,000 related to these warrants during the year ended June 30, 2010. During the years ended June 30, 2010 and 2009, the Company performed an impairment analysis of its other investments and determined that its investments had other than temporary impairments and recorded impairment losses of $1,805,000 and $1,300,000, respectively.

Dividend and interest income increased to $425,000 from the year ended June 30, 2010 from $205,000 for the year ended June 30, 2009 due to the increased investment in income yielding securities.

Margin interest and trading expenses increased to $1,398,000 for the year ended June 30, 2010 from $1,186,000 for the year ended June 30, 2009. The increase is primarily due to the increase in margin interest expense to $435,000 for the year ended June 30, 2010 from $211,000 for the year ended June 30, 2009. The increase is the result of the maintenance of higher margin balances.

During the year ended June 30, 2010, the Company had an income tax benefit of $1,639,000 on both continuing and discontinued operations compared to a tax expense of $944,000. The effective tax rate is significantly higher for the year ended June 30, 2010 as compared to the year ended June 30, 2009 primarily due to a lower loss from Justice which resulted in a lower amount of noncontrolling interest that was reconciled against the net loss of the Company for income tax calculation purposes.

MARKETABLE SECURITIES AND OTHER INVESTMENTS

As of June 30, 2010 and 2009, the Company had investments in marketable equity securities of $7,712,000 and $13,920,000, respectively. The following table shows the composition of the Company's marketable securities portfolio by selected industry groups as:

June 30, 2010

Industry Group	Market Value	% of Total Investment Securities
Investment funds	$ 3,271,000	42.4%
REITs	1,946,000	25.2%
Healthcare	668,000	8.7%
Financial services	551,000	7.1%
Other	1,276,000	16.6%
	$ 7,712,000	100.0%

June 30, 2009

Industry Group	Market Value	% of Total Investment Securities
Dairy products	$ 5,433,000	39.0%
REITs and financial	3,835,000	27.6%
Basic materials and energy	1,733,000	12.4%
Electronic traded funds (ETFs)	1,328,000	9.5%
Services	376,000	2.7%
Other	1,215,000	8.8%
	$ 13,920,000	100.0%

The Company's investment portfolio is diversified with 46 different equity securities. The Company has four individual positions that comprise more than 5% of the equity value of the portfolio with the largest being 19% of the value of the portfolio. The amount of the Company's investment in any particular issue may increase or decrease, and additions or reductions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reductions in other positions.

The following table shows the net gain(loss) on the Company's marketable securities and the associated margin interest and trading expenses for the respective years:

For the years ended June 30,	2010	2009
Net investment (loss) gain	$ (747,000)	$ 6,132,000
Net unrealized gain on other investments	181,000	-
Impairment loss on other investments	(1,805,000)	(1,300,000)
Dividend and interest income	425,000	205,000
Margin interest	(435,000)	(211,000)
Trading expenses	(963,000)	(975,000)
	$ (3,344,000)	$ 3,851,000

The Company may also invest, with the approval of the Securities Investment Committee and other Company guidelines, in private investment equity funds and other unlisted securities, such as convertible notes through private placements. Those investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments, net of other than temporary impairment losses.

As of June 30, 2010 and 2009, the Company had net other investments of $6,651,000 and $6,567,000, respectively. Included in the net other investments are notes and convertible notes in Comstock Mining, Inc., a public company, that had a carrying value of $1,875,000 (net of impairment adjustments) as of June 30, 2010. The face value of these notes and convertible notes as of June 30, 2010 totaled approximately $12,946,000, which includes $8,972,000 of principal and $3,974,000 of accrued interest. Comstock Mining is currently working with its debt holders, including the Company, to restructure its debt and capital structure.

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash flows are primarily generated from its Hotel operations and general partner fees from Justice. The Company also receives revenues generated from the investment of its cash and marketable securities and other investments. Since the operations of the Hotel were temporarily suspended on May 31, 2005, and significant amounts of money were expended to renovate and reposition the Hotel as a Hilton, Justice did not pay any partnership distributions until the end of March 2007. As a result, the Company had to depend more on the revenues generated from the investment of its cash and marketable securities during that transition period.

The Hotel started to generate cash flows from its operations in June 2006. For the fiscal year ended June 30, 2009, Justice paid a total of $850,000 in limited partnership distributions, of which the Company received $425,000. The fiscal 2009 distributions were paid in September 2008, after which the San Francisco hotel market began to feel the full impact of the significant downturn in domestic and international economies that continued throughout fiscal 2009 and 2010. As a result, no Partnership distributions were paid in fiscal 2010. Since no significant improvement in economic conditions is expected in the lodging industry until sometime during 2011, no limited partnership distributions are anticipated in the foreseeable future. The general partners will continue to monitor and review the operations and financial results of the Hotel and to set the amount of any future distributions that may be appropriate based on operating results, cash flows and other factors, including establishment of reasonable reserves for debt payments and operating contingencies.

The new Justice Compensation Agreement that became effective on December 1, 2008, when Portsmouth assumed the role of managing general partner of Justice, has provided additional cash flows to the Company. Under the new Compensation Agreement, Portsmouth is now entitled to 80% of the minimum base fee to be paid to the general partners of $285,000, while under the prior agreement, Portsmouth was entitled to receive only 20% of the minimum base fee. As a result, total general partner fees paid to Portsmouth for the year ended June 30, 2010 increased to $264,000, compared to $222,000 for the year ended June 30, 2009.

To meet its substantial financial commitments for the renovation and transition of the Hotel to a Hilton, Justice had to rely on borrowings to meet its obligations. On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30-year amortization schedule.

The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice. The principal balance of the Prudential Loan was $27,723,000 as of June 30, 2010.

On March 27, 2007, Justice entered into a second mortgage loan with Prudential (the "Second Prudential Loan") in a principal amount of $19,000,000. The term of the Second Prudential Loan is for approximately 100 months and matures on August 5, 2015, the same date as the first Prudential Loan. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of approximately $119,000, calculated on a 30-year amortization schedule. The Second Prudential Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Second Prudential Loan is also without recourse to the limited and general partners of Justice. The principal balance of the Second Prudential Loan was $18,267,000 as of June 30, 2010.

Justice had a $2,500,000 unsecured revolving line of credit facility with East West Bank (formerly United Commercial Bank) that was to mature on April 30, 2010. Borrowings under that line of credit bore interest at Prime plus 3.0% per annum or based on the Wall Street Journal Prime Rate (3.25%) plus 3.0% per annum, floating, (but subject to a minimum floor rate at 5.0% per annum). Borrowings under the line of credit were subject to certain financial covenants, which are measured annually at June 30th and December 31st based on the credit arrangement. Effective April 29, 2010, the Partnership obtained a modification from the bank which converted its revolving line of credit facility to a term loan. The Partnership also obtained a waiver of any prior noncompliance with financial covenants.

The modification provides that Justice will pay the $2,500,000 balance on its line of credit facility over a period of four years, to mature on April 30, 2014. This term loan calls for monthly principal and interest payments, calculated on a six-year amortization schedule, with interest only from May 1, 2010 to August 31, 2010. Pursuant to the modification, the annual floating interest rate was reduced by 0.5% to the WSJ Prime Rate plus 2.5% (with a minimum floor rate of 5.0% per annum). The modification includes financial covenants written to reflect financial conditions that all hotels are facing. The covenants include specific financial ratios and a return to minimum profitability by June 2011. Management believes that the Partnership has the ability to meet the specific covenants and the Partnership was in compliance with the covenants as of June 30, 2010. The Partnership paid a loan modification fee of $10,000. The loan continues as unsecured. As of June 30, 2010, the interest rate was 5.75% and the outstanding balance was $2,500,000. As of June 30, 2009, the interest rate was 6.25% and the outstanding balance on the line of credit was $1,811,000.

Despite the downturns in the economy, the Hotel has continued to generate positive cash flows. While the debt service requirements related to the two Prudential loans, as well as the new term loan to pay off the line of credit, may create some additional risk for the Company and its ability to generate cash flows in the future since the Partnership's assets had been virtually debt free for a number of years, management believes that cash flows from the operations of the Hotel and the garage will continue to be sufficient to meet all of the Partnership's current and future obligations and financial requirements. Management also believes that there is sufficient equity in the Hotel assets to support future borrowings, if necessary, to fund any new capital improvements and other requirements.

In March 2009, the Company refinanced its $1,054,000 loan on its corporate office building and obtained a new loan in the amount of $1,200,000. The interest rate on the loan is fixed at 5.02% and the loan matures in March 2014.

In October 2008, the Company refinanced the mortgage on its 132-unit apartment located in San Antonio, Texas and obtained a new mortgage loan in the amount of $2,850,000. The interest rate on the loan is fixed at 5.26% and the loan matures in October 2011. In December 2008, the Company modified this loan and borrowed an additional $504,000. As part of the loan modification, the fixed interest rate was reduced to 5.0% with no change to the maturity date.

In July 2008, the Company modified the mortgage on its 264-unit apartment complex located in St. Louis, Missouri and borrowed an additional $500,000 on the note. The term and the interest rate on the note remain the same.

During the year ended June 30, 2010, the Company improved real estate properties in the aggregate amount of $310,000. Management believes the improvements to the properties should enhance market values, maintain the competitiveness of the Company's properties and potentially enable the Company to obtain a higher yield through higher rents.

The Company has invested in short-term, income-producing instruments and in equity and debt securities when deemed appropriate. The Company's marketable securities are classified as trading with unrealized gains and losses recorded through the statement of operations.

Management believes that its cash, securities assets, and the cash flows generated from those assets and from partnership distributions and management fees, will be adequate to meet the Company's current and future obligations.

MATERIAL CONTRACTUAL OBLIGATIONS

The following table provides a summary of the Company's material financial obligations which also includes interest.

	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Mortgage notes payable	$ 140,794,000	$ 7,779,000	$ 11,769,000	$ 39,521,000	$ 7,268,000	$ 9,055,000	$ 65,402,000
Other Notes payable	4,274,000	1,234,000	708,000	694,000	1,629,000	9,000	-
Operating leases	792,000	270,000	103,000	87,000	107,000	111,000	114,000
Total	$ 145,860,000	$ 9,283,000	$ 12,580,000	$ 40,302,000	$ 9,004,000	$ 9,175,000	$ 65,516,000

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material off balance sheet arrangements.

IMPACT OF INFLATION

Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. Since Prism has the power and ability under the terms of its management agreement to adjust hotel room rates on an ongoing basis, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material.

The Company's residential rental properties provide income from short-term operating leases and no lease extends beyond one year. Rental increases are expected to offset anticipated increased property operating expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ■

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are most significant to the portrayal of our financial position and results of operations and require judgments by management in order to make estimates about the effect of matters that are inherently uncertain. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We evaluate our estimates on an on-going basis, including those related to the consolidation of our subsidiaries, to our revenues, allowances for bad debts, accruals, asset impairments, other investments, income taxes and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ■

The Company's Common Stock is listed and trades on the NASDAQ Capital Market tier of the NASDAQ Stock Market, LLC under the symbol: "INTG". The following table sets forth the high and low sales prices for the Company's common stock for each quarter of the last two fiscal years ended June 30, 2010 and 2009 as reported by NASDAQ.

Fiscal 2010	High	Low
First Quarter (7/1 to 9/30)	$ 12.01	$ 7.80
Second Quarter (10/1 to 12/31)	$ 11.64	$ 8.35
Third Quarter (1/1 to 3/31)	$ 11.34	$ 8.50
Fourth Quarter (4/1 to 6/30)	$ 16.24	$ 10.86

Fiscal 2009	High	Low
First Quarter (7/1 to 9/30)	$ 17.40	$ 10.37
Second Quarter (10/1 to 12/31)	$ 16.84	$ 8.60
Third Quarter (1/1 to 3/31)	$ 12.91	$ 6.54
Fourth Quarter (4/1 to 6/30)	$ 12.84	$ 7.55

As of September 10, 2010, the approximate number of holders of record of the Company's Common Stock was 415. Such number of owners was determined from the Company's shareholders records and does not include beneficial owners of the Company's Common Stock whose shares are held in names of various brokers, clearing agencies or other nominees. Including beneficial holders, there are approximately 1,050 shareholders of the Company's Common Stock.

DIVIDENDS

The Company has not declared any cash dividends on its common stock and does not foresee issuing cash dividends in the near future.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
The InterGroup Corporation
Portsmouth Square, Inc., Santa Financial Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant, President of Century Plaza Printers, Inc. and private consultant to the real estate and banking industries.

JOSEF A. GRUNWALD
Director
Industrial, commercial and residential real estate developer. Chairman of PDG N.V. (Belgium) and President of I.B.E. Services S.A. (Belgium)

DAVID T. NGUYEN
Treasurer and Controller
The InterGroup Corporation,
Portsmouth Square Inc. and Santa Fe Financial Corporation

JOHN C. LOVE
Director
Retired Partner Pannell Kerr Forster CPAs, International Hospitality and Tourism Consultant and University Lecturer

GARY N. JACOBS
Secretary and Director
Attorney at Law; Partner Glaser, Weil, Fink, Jacobs, Howard & Shapiro, LLP

DAVID C. GONZALEZ
Vice President Real Estate
The InterGroup Corporation

MICHAEL G. ZYBALA
Assistant Secretary and Counsel
The InterGroup Corporation;
Vice President, Secretary and General Counsel Portsmouth Square, Inc. and Santa Fe Financial Corporation

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ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report for the fiscal year ended June 30, 2010 to the Securities and Exchange Commission on Form 10-K may be obtained upon written request to:

Mr. John V. Winfield
President and Chairman, The InterGroup Corporation
10940 Wilshire Blvd., Suite 2150, Los Angeles, California 90024

The Company's 2010 Form 10-K and Quarterly Reports on Form 10-Q are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
Burr Pilger Mayer, Inc.
600 California Street, Suite 1300
San Francisco, California 94108

STOCK TRANSFER AGENT
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
Telephone: 800-937-5449
Website: www.amstock.com



The

InterGroup

Corporation

10940 Wilshire Boulevard, Suite 2150
Los Angeles, California 90024